Investing for the long run™



CPA®:14

2008 Annual Report
Corporate Property Associates 14

A MEMBER OF THE
W. P. CAREY
GROUP


IRON GRIP®

CPA®:14 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.

Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2004	2005	2006	2007	2008
	FOR THE YEARS ENDED DECEMBER 31,				
Operating Data					
Revenues	$126,238	$130,341	$133,382	$163,922	$167,039
Net income	38,940	47,249	69,618	64,390	45,164
Cash flows from operating activities	70,590	70,895	102,232	89,730	110,697
Cash distributions paid	50,973	51,905	83,633	68,323	68,851
Per Share Data					
Distributions declared[1]	.76	.76	.77	.78	.78
Balance Sheet Data					
Total assets	$1,346,355	$1,295,036	$1,675,323	$1,715,148	$1,637,430
Long-term obligations[2]	723,383	679,522	826,459	861,902	821,262

1 Excludes a special distribution of $.49 per share declared in 2006.

2 Represents mortgage obligations and deferred acquisition fee installments.

This Annual Report contains references to non-GAAP financial measures, including FFO and Adjusted Cash Flow from Operating Activities. • FFO – A non-GAAP financial measure that is commonly used in evaluating real estate companies. Although the National Association of Real Estate Investment Trusts (NAREIT) has published a definition of FFO, real estate companies often modify this definition as they seek to provide financial measures that meaningfully reflect their operations. • Adjusted Cash Flow from Operating Activities – Cash flow from operating activities on a GAAP basis adjusted for certain timing differences and deferrals. • We believe that these non-GAAP financial measures are useful supplemental measures which assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that is computed in accordance with GAAP and should not be considered an alternative to net income or cash flows from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on March 31, 2009 and is available on our website at www.cpa14.com, for a reconciliation of certain of these non-GAAP financial measures to our consolidated financial statements.

Cash Flows from Operating Activities
(Dollars in millions)


70.6
70.9
102.2
89.7
110.7
2004
2005
2006
2007
2008

Revenues
(Dollars in millions)


126.2
130.3
133.4
163.9
167.0
2004
2005
2006
2007
2008

Distributions Declared Per Share
(Dollars in millions)


.76
.76
.77
.78
.78
2004
2005
2006
2007
2008

Dear Fellow Shareholders







We founded the Corporate Property Associates programs in 1979 with the intention of creating an investment product that worked in good times and in bad. CPA®:14 follows that tradition and continues to perform well today. Despite volatile market conditions, CPA®:14 benefits from the conservative risk management strategy we and all the CPA® programs have implemented:

Long-Term Investment Strategy

Through the sale and leaseback of corporate facilities, we have provided many companies with the capital to grow and enhance their businesses. In essence, we own long-term corporate obligations secured by long-term lease agreements. We believe that our focus on tenant creditworthiness in combination with our long-term investment approach enables us to be less affected by economic cycles than conventional real estate investors are. In today's market, we feel this is especially important, given investors' increasing demand for stable, income-generating investments.

In-House Risk Analysis

We evaluate every transaction on four key components. We:

- Analyze the creditworthiness of the tenant
- Seek to identify and purchase strategically important facilities, which we also refer to as critical operating assets
- Assess the fundamental value of the underlying real estate
- Structure transactions with appropriate terms and pricing and stress test them under a range of economic and business scenarios

Our Independent Investment Committee, with its more than 200 years of combined experience through many economic cycles and unparalleled expertise, reviews and approves the investments we make. Our founder had the foresight to establish this committee of independent investment professionals from the beginning.

Diversification

We diversify our portfolio by industry, tenant and geography in order to limit our exposure to any one tenant or region and because we believe industries tend to correlate in terms of how they perform in a down time. Our portfolio currently consists of 91 tenants in 22 industries located in 38 states and 5 European countries. We remain cautious about corporate defaults and bankruptcies in the current environment and continue to monitor our portfolio closely; as of year-end 2008, we are pleased that our portfolio was 99% occupied. While we expect occupancy rates to fall, we are still in a very strong position at this point in the cycle.

Strong Financial Position

Having invested cautiously in the past, we are in a strong financial position today. Our estimated net asset value (NAV) as of December 31, 2008 was $13.00. Although this represents a decrease from our year-end 2007 NAV, we are pleased with our relative performance and are proud that we have been able to continue providing you with rising income in the form of quarterly distribution payments. Our annualized dividend yield has increased 31% overall and was paid at an annualized rate of 8.28% for the first quarter of 2009. And we're proud to report that FFO and adjusted cash flow coverage of our dividend were 161% and 143%, respectively. We remain focused on increasing these metrics, which are vital components in maintaining and growing our dividend.

In addition, we have a relatively low amount of debt maturing in 2009–2010—approximately $118 million (based on our proportionate share for non-wholly-owned debt obligations)—and cash on the balance sheet of $126 million as of December 31, 2008. At a time when many funds are unable to cover their dividends or meet their near-term debt maturities, we believe we are in a strong capital position.

We look at 2009 as a year of both challenges and opportunities. As we continue to conservatively manage this broadly diversified portfolio, we will strive to capitalize upon those opportunities to create value for you—our investors—and provide an increasing source of income. We thank you for your continued confidence and support.

Sincerely,

Wm. Polk Carey	Edward V. LaPuma	Gordon F. DuGan
Chairman	President	Chief Executive Officer

Annualized Yield and Estimated Net Asset Values



6.14%
6.49%
6.59%
7.08%
7.49%
7.54%
7.58%
7.63%
7.79%
8.11%
8.22%
8.28%
$10.00
$10.00
$10.00
$10.00
$10.00
$11.30
$12.10
$12.40
$13.20
$14.50
$13.00
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009*
Original cost (dollars per share)
Year-end estimated net asset value (dollars per share)
Annualized yield
*As of 3/31/09



Financial Highlights

TABLE OF CONTENTS

Selected Financial Data

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2008	2007	2006	2005	2004
Operating Data[a]					
Total revenues[b]	**$ 167,039**	$ 163,922	$ 133,382	$ 130,341	$ 126,238
Income from continuing operations	**44,286**	56,273	57,428	45,732	37,379
Earnings from continuing operations per share	**0.50**	0.65	0.83	0.67	0.55
Net income[c]	**45,164**	64,390	69,618	47,249	38,940
Earnings per share	**0.51**	0.73	0.99	0.69	0.58
Cash distributions paid	**68,851**	68,323	83,633	51,905	50,973
Cash distributions declared per share	**0.7848**	0.7766	0.7711	0.7646	0.7592
Payment of mortgage principal[d]	**17,383**	16,552	12,580	12,433	11,046
Balance Sheet Data					
Total assets	**$1,637,430**	$1,715,148	$1,675,323	$1,295,036	$1,346,355
Long-term obligations[e]	**821,262**	861,902	826,459	679,522	723,383

(a) Certain prior year amounts have been reclassified from continuing operations to discontinued operations.

(b) Total revenues during 2008 and 2007 include lease revenue from properties acquired from Corporate Property Associates 12 Incorporated ("CPA®:12") through a merger transaction in December 2006 (the "Merger").

(c) Net income in 2008 includes impairment charges recognized on several properties totaling $10.9 million ($9.8 million on equity investments and $1.1 million on consolidated investments).

(d) Represents scheduled mortgage principal paid, excluding balloon payments.

(e) Represents mortgage and note obligations and deferred acquisition fee installments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Business Overview

As described in more detail in Item 1 of our annual report on Form 10-K, we are a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate, primarily on a triple net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of lease terminations, lease expirations, contractual rent increases, the timing of new lease transactions, tenant defaults and sales of properties. As of December 31, 2008, our portfolio consisted of our full or partial ownership interest in 315 properties leased to 91 tenants, totaling approximately 30 million square feet (on a pro rata basis) with an occupancy rate of 99%. We were formed in 1997 and are managed by W. P. Carey & Co. LLC ("WPC") and its subsidiaries (collectively, the "advisor").

HIGHLIGHTS

Highlights during 2008

- During the first quarter of 2008, we asked our advisor to begin reviewing possible liquidity alternatives for us. However, in light of evolving market conditions during the year, the advisor recommended, and our board of directors agreed, that further consideration of liquidity alternatives be postponed until market conditions become more stable (see "Current Developments and Trends" below).

- In July 2008, we announced that, as a result of a valuation of our portfolio performed by a third party as of April 30, 2008 at the request of our board of directors in connection with its review of various liquidity alternatives, our estimated net asset value was adjusted downward to $14.00 per share from $14.50 per share based on the December 31, 2007 valuation. Our estimated net asset value was further reduced to $13.00 per share in connection with the December 31, 2008 annual valuation.

- Received $10.9 million from the advisor related to the advisor's SEC Settlement.

- Incurred impairment charges on several properties totaling $10.9 million ($9.8 million on equity investments and $1.1 million on consolidated investments).

- Obtained non-recourse mortgage financing on our consolidated investments totaling $9.7 million at a weighted average annual fixed interest rate and term of 6.1% and 8.7 years, respectively. In addition, our share of refinancing obtained by a venture totaled $28.7 million with a three year term and bearing interest at a variable rate, subject to an interest rate cap.

- Sold two properties for a total of $14.9 million, net of selling costs, and recognized net gains on these sales totaling $0.5 million. In connection with these sales, we prepaid an existing non-recourse mortgage loan of $6.5 million.

- Terminated our credit facility in May 2008.

- Our quarterly cash distribution increased to $0.1971 per share for the fourth quarter of 2008, which annualizes to $0.79 per share.

Financial Highlights

(IN THOUSANDS)	2008	YEARS ENDED DECEMBER 31, 2007	2006
Total revenues[a]	**$167,039**	$163,922	$133,382
Net income[b]	**45,164**	64,390	69,618
Cash flow from operating activities[c]	**110,697**	89,730	102,232

(a) Total revenues during 2008 and 2007 include lease revenue from properties acquired in the Merger in December 2006.

(b) Net income in 2008 reflects impairment charges recognized on several properties totaling $10.9 million ($9.8 million on equity investments and $1.1 million on consolidated investments).

(c) Cash flow from operating activities for 2008 included the receipt of $10.9 million related to the advisor's SEC Settlement.

Management considers the performance metrics listed above as well as certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing equity in our real estate.

CURRENT DEVELOPMENTS AND TRENDS

Significant business developments that occurred during 2008 are detailed in the Significant Developments during 2008 section of Item 1 of our annual report on Form 10-K.

Our current business plan is principally focused on managing our existing portfolio of properties. Our initial offering documents stated our intention to consider liquidity events for investors generally commencing eight years following the investment of substantially all of the net proceeds from that offering, which occurred in 2000. As a result, during the first quarter of 2008, the advisor began actively considering liquidity alternatives on our behalf and discussed with our board of directors a number of alternatives, including a possible merger with another CPA® REIT, selling our assets, either on a portfolio basis or individually, or listing our shares on a stock exchange. However, in light of evolving market conditions during the year, as further described below, the advisor recommended, and our board agreed, that further consideration of liquidity alternatives be postponed until market conditions become more stable. As a result, we are unable to predict when a liquidity event will occur.

The deterioration in the credit and real estate financing markets that began in the second half of 2007 continued and substantially worsened in 2008, resulting in a severe financial and economic crisis that persists at the date of our annual report on Form 10-K and is likely to continue for a significant period of time. The full magnitude, effects and duration of the current financial and economic crisis cannot be predicted. The primary effects of this crisis on our business through December 31, 2008 have been difficulty in obtaining financing or refinancing for our investments, increased levels of financial distress at our tenants, with several recently filing for bankruptcy and higher levels of redemption requests by shareholders than in the past. The level of market volatility necessarily renders any discussion of current trends highly uncertain. Nevertheless, our view as of the date of our annual report on Form 10-K of current trends is presented below:

Financing Conditions

The real estate financing markets continued to deteriorate during 2008, and we believe they are worse at the date of our annual report on Form 10-K than at any point during 2008. Current market conditions make it increasingly difficult to finance investments both domestically and internationally. We expect these conditions to continue in the near term and cannot predict when these markets will recover. Such conditions may affect our ability to obtain financing if we seek to obtain new financing on existing investments or make additional investments. At present, financing for larger transactions and for certain property types is not available. Such conditions may also affect our ability to sell assets.

The deterioration in the real estate financing markets has also made refinancing debt extremely difficult. All of our property level debt is non-recourse, which means that if we default on a mortgage obligation our exposure is generally limited to the equity we have invested in that property. Balloon payments totaling $61.5 million (inclusive of our share of an unconsolidated venture totaling $12.4 million) will be due during 2009. While we will look to refinance the majority of the scheduled balloon payments, we believe that we have sufficient cash resources to make these payments, if necessary.

Commercial Real Estate

Over the last several years, commercial real estate values rose significantly as a result of the relatively low long-term interest rate environment and aggressive credit conditions. As a result of worsening credit conditions during 2008, we are seeing asset values decline across all asset types and also currently expect individual tenant credits to deteriorate as a result of current market conditions. In addition, falling asset values combined with difficult financing conditions will make it more difficult for us in situations where we need to re-tenant or sell properties. We generally enter into long-term leases with our tenants to mitigate the impact that fluctuations in interest rates have on the values of our real estate assets.

We calculate an estimated net asset value per share for our portfolio on an annual basis. This calculation is based in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments (see "Financing Activities" below). As a result of market conditions worsening during 2008, our estimated net asset value per share as of December 31, 2008 decreased to $13.00, a 7.1% decline from our April 30, 2008 value of $14.00, and a 10.3% decline from our December 31, 2007 estimated net asset value per share of $14.50.

Corporate Defaults

We expect that corporate defaults may increase during 2009, which will require more intensive management of the assets we own. We believe that our emphasis on ownership of assets that are critically important to a tenant's operations mitigates, to some extent, the risk of a tenant defaulting on its lease upon filing for bankruptcy protection. In addition, we have attempted to diversify our portfolio by tenant and tenant industry to mitigate the effect of tenant defaults. However, even where defaults do not occur, a tenant's credit profile may deteriorate, which in turn could affect the value of the lease asset and may require us to incur impairment charges on properties we own, even where the tenant is continuing to make the required lease payments. Furthermore, a tenant may reject our lease in bankruptcy, which could subject us to losses as the property may be worth less without the lease. Currently, five of our tenants, including two tenants who filed for bankruptcy in January 2009, are operating under bankruptcy protection. These tenants, who operate in the hotels and gaming, automobile, construction and building, consumer goods and electronics industries, contributed $15.4 million, or 9.6%, of our lease revenue for 2008 and have an aggregate carrying value of $103.3 million as of December 31, 2008. One of these tenants, who contributed $5.9 million, or 3.7%, of our lease revenue for 2008, has rejected its lease with us, however there is a subtenant in substantially all of the building. We have not received indications from the other tenants whether they will affirm their leases.

We closely monitor tenant performance for our portfolio through review of financial statements, meetings with management and review of financial covenant compliance where we have financial covenants. We have seen an increase in the level of stress of tenants in certain industries, including among others automotive parts, home building materials and food industries. We have also seen that consumer-related industries are feeling the effects of the slowing economy, as well as businesses that have operated with relatively higher levels of leverage. We believe that our portfolio is reasonably well diversified and does not contain any unusual concentrations of individual tenant credit risk. Our portfolio does not have a significant concentration of tenants in the financial services industry.

Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties for several years, which has resulted in several companies filing for bankruptcy protection. We currently have five tenants in automotive related industries. These five tenants accounted for lease revenues of $16.4 million, or 10.2% for 2008 and had an aggregate carrying value of $105.4 million as of December 31, 2008. In December 2008, one of these tenants, Special Devices, Inc., who contributed $4.2 million, or 2.6% of our lease revenue for 2008, filed for bankruptcy. Special Devices has not affirmed or rejected its lease with us. Two tenants that had previously operated under bankruptcy protection, Tower Automotive, Inc. and Meridian Automotive Systems, Inc., affirmed their leases with us upon emerging from bankruptcy protection in July 2007 and December 2006, respectively. A fourth tenant, Collins & Aikman Corporation, emerged from bankruptcy protection in October 2007. Collins & Aikman affirmed leases for four of the six properties it leases from us and repurchased the remaining two properties from us in December 2007. To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible additional tenants may file for bankruptcy and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

We also closely monitor rent delinquencies as a precursor to a potential default. We have seen a small increase in rent delinquencies recently and have devoted additional resources to enhance tenant monitoring and rent collection activities. Nevertheless, we expect in the next year that there may be additional corporate defaults in our portfolio.

Redemptions

We are experiencing higher levels of share redemptions, which consume cash. At present, however, we are not experiencing conditions that have affected our ability to continue to satisfy investor redemption requests.

Consumer Price Index ("CPI")

Our leases generally have rent increases based on formulas indexed to increases in the CPI or other similar indices for the jurisdiction in which the property is located. While inflation rates in the U.S. and the Euro zone have generally increased in recent history, these rates are currently declining rapidly, which we expect will result in a reduction in rent increases in our portfolio in the future.

Exchange Rate Movements

We have foreign investments and as a result are subject to risk from the effects of exchange rate movements, particularly in the Euro, which accounted for approximately 15% of annualized lease revenue at December 31, 2008. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. Despite the strengthening of the U.S. dollar in the fourth quarter of 2008, the average rate for the U.S. dollar in relation to the Euro weakened by approximately 7% in comparison to 2007, resulting in a positive impact on our results of operations for Euro-denominated investments. Significant continued deterioration in the value of the Euro, such as has occurred in early 2009, may have an adverse impact on our results of operations in the future.

HOW MANAGEMENT EVALUATES RESULTS OF OPERATIONS

Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increase our equity in our real estate. As a result, management's assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Management considers cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. Such leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Management's evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in assessing our ability to fund operating expenses, service debt and fund distributions to shareholders.

Management considers cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. Management considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows management to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt are excluded because they are deemed to be returns of investment and not returns on investment.

Management focuses on measures of cash flows from investing activities and cash flows from financing activities in its evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. However, because of current conditions in credit markets, obtaining financing is at present very difficult and we may complete transactions without obtaining financing. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

RESULTS OF OPERATIONS

In December 2006, we completed a merger with CPA®:12 (the "Merger"), pursuant to which we acquired $540.5 million of real estate and equity investments in real estate. While investments acquired in the Merger contributed approximately $2 million to net income in 2007, cash flows generated from these investments approximated $17 million. Net income from these investments includes the impact of depreciation and amortization on both our wholly owned properties and our equity investments in real estate.

Our operations consist of the investment in and the leasing of commercial real estate. Management's evaluation of the sources of lease revenues for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands):

	2008	2007	2006
Rental income	**$ 146,113**	$ 142,014	$ 115,194
Interest income from direct financing leases	**15,359**	16,472	14,353
	$161,472	**$158,486**	**$129,547**

We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations (in thousands):

LESSEE	2008	2007	2006
Carrefour France, SAS[(a) (b)]	$ 19,656	$ 17,379	$ 15,161
Petsmart, Inc.[(c)]	8,215	8,303	8,395
Federal Express Corporation[(c)]	6,967	6,891	6,816
Nortel Networks Inc.[(d)]	5,911	6,165	6,014
Dick's Sporting Goods, Inc.[(e)]	5,594	5,409	2,706
Atrium Companies, Inc.	5,170	5,017	4,922
Perkin Elmer, Inc.[(a) (f)]	4,802	3,838	3,430
Katun Corporation[(a)]	4,497	4,400	4,000
Tower Automotive, Inc.[(b) (g)]	4,493	4,194	4,218
Caremark Rx, Inc.	4,300	4,300	4,300
Special Devices, Inc.[(d) (g) (h)]	4,186	4,029	333
Metaldyne Company LLC[(g)]	3,899	3,797	3,673
McLane Company Food Service Inc.	3,706	3,569	3,662
Amerix Corp.	2,980	2,928	2,928
Builders FirstSource, Inc.[(c)]	2,692	2,633	2,598
Gibson Guitar Corp.[(c)]	2,658	2,556	2,460
Gerber Scientific, Inc.	2,591	2,508	2,445
Waddington North America, Inc.	2,536	2,468	2,331
Collins & Aikman Corporation[(g)]	2,488	3,644	3,594
Institutional Jobbers Company	2,270	2,270	2,270
Other[(a) (b) (c) (d) (e) (g)]	61,861	62,188	43,291
	$161,472	$158,486	$129,547

(a) Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b) Increase was due to CPI-based (or equivalent) rent increase.

(c) Includes lease revenues applicable to minority interests totaling $7.2 million, $6.4 million and $6.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(d) These tenants are currently operating under bankruptcy protection. Only Nortel Networks Inc. has rejected its lease with us, however there is a subtenant in substantially all of the building. "Other" includes lease revenue from Buffets, Inc., BLP UK Limited, and New Creative Enterprises, Inc. totaling $5.3 million, $5.7 million and $5.5 million for 2008, 2007 and 2006, respectively.

(e) Includes lease revenues from properties acquired in the Merger.

(f) We acquired an additional property leased to this tenant in December 2007.

(g) Tenant operates in the automotive industry. Tower Automotive and Collins & Aikman both emerged from Chapter 11 bankruptcy protection in 2007. Amounts for Collins & Aikman include lease revenues totaling $1.2 million and $1.3 million for the years ended December 31, 2007 and 2006, respectively from two properties that we sold in December 2007. "Other" includes lease revenues from Meridian Automotive Systems, Inc., which emerged from bankruptcy protection in 2006, totaling $1.3 million for the years ended December 31, 2008, 2007 and 2006.

(h) We acquired the remaining interest in this property in the Merger and now consolidate the entity that holds the assets. We previously accounted for this entity under the equity method of accounting.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. Net lease revenues from these ventures (for the entire venture, not our proportionate share) are as follows (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2008	YEARS ENDED DECEMBER 31, 2008	2007	2006
Hellweg Die Profi-Baumarkte GmbH & Co. KG[(a)]	32%	**$ 37,132**	$ 25,536	$ —
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.	12%	**28,541**	28,541	28,541
True Value Company	50%	**14,698**	14,171	14,471
Advanced Micro Devices, Inc.	67%	**11,175**	10,451	10,451
Life Time Fitness, Inc.[(b) (c)]	56%	**9,272**	9,216	2,622
Compucom Systems, Inc.	67%	**4,902**	4,549	4,549
CheckFree Holdings, Inc.	50%	**4,830**	4,711	4,604
Best Buy Co., Inc.[(b)]	37%	**4,421**	4,484	375
Sicor, Inc.[(b)]	50%	**3,343**	3,343	279
Del Monte Corporation[(b)]	50%	**3,241**	2,955	245
The Upper Deck Company[(b)]	50%	**3,194**	3,194	265
Dick's Sporting Goods, Inc.[(d)]	45%	**3,142**	3,030	1,349
ShopRite Supermarkets, Inc.[(b)]	45%	**2,461**	2,442	204
Town Sports International Holdings, Inc.[(b) (c)]	56%	**1,086**	1,086	505
Starmark Camhood, L.L.C.[(c)]	—	**—**	—	6,338
Special Devices, Inc.[(e)]	—	**—**	—	3,952
		$131,438	**$117,709**	**$78,750**

(a) We acquired our interest in this investment during 2007. In addition to lease revenues, the venture also earned interest income of $28.1 million and $19.5 million on a note receivable during 2008 and 2007, respectively. Amounts are subject to fluctuations in foreign currency exchange rates.

(b) Interest or additional interest in this equity investment in real estate was acquired in the Merger.

(c) Lease with Starmark Camhood was restructured in 2006, at which time we entered into new leases with Life Time Fitness and Town Sports International.

(d) Expansion at this property completed in January 2007. Prior to the completion of construction, 100% of the lease revenues and net income of this investment were attributed to us.

(e) Property was consolidated effective December 1, 2006 following acquisition of the remaining interest in the property in the Merger.

LEASE REVENUES

Our net leases generally have rent increases based on formulas indexed to increases in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides, or other periodic increases, which are designed to increase lease revenues in the future.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, lease revenues (rental income and interest income from direct financing leases) increased by $3 million. Scheduled rent increases at several properties and rental income from an investment entered into in December 2007 contributed $4.1 million to lease revenues, while fluctuations in foreign currency exchange rates contributed $1.5 million. These increases were partially offset by the impact of property sales and lease terminations during 2008, whose effect on lease revenues totaled $2.5 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, lease revenues increased by $28.9 million. Properties acquired in the Merger contributed $24.3 million of the increase, including $3.7 million of lease revenues generated by an investment that was previously accounted for under the equity method but that we now consolidate following the Merger, while scheduled rent increases at several properties contributed $4.7 million. Fluctuations in foreign currency exchange rates had a minimal impact on lease revenues.

DEPRECIATION AND AMORTIZATION

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, depreciation and amortization expense decreased by $0.6 million, primarily due to a $1.3 million write off of lease-related intangible assets in 2007 (as described below), partially offset by a full year of depreciation incurred on several properties acquired in 2007 totaling $0.6 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, depreciation and amortization expense increased by $5.9 million. We incurred an additional $8.2 million of depreciation and amortization expense related to properties acquired in the Merger. In addition, a tenant at a property we acquired in the Merger had been experiencing financial difficulties and terminated its lease with us in 2007, at which time we wrote off lease-related intangible assets totaling $1.3 million. These increases were partially offset by a one-time $3.7 million depreciation charge incurred in June 2006 related to the demolition of a property in connection with its redevelopment.

PROPERTY EXPENSE

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, property expense increased by $2.5 million, primarily due to a higher number of tenants who are experiencing financial difficulties, which resulted in a $1.6 million increase in uncollected rent expense and unreimbursable costs at these properties. In addition, reimbursable tenant costs increased by $0.6 million in 2008. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, property expense rose by $7.6 million, primarily due to a $6.5 million increase in asset management and performance fees, which resulted from the increase in our asset base following the Merger. In addition, uncollected rent expense increased by $0.6 million in 2007 as a result of a higher number of tenants who are experiencing financial difficulties.

GENERAL AND ADMINISTRATIVE

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, general and administrative expense increased by $0.3 million, primarily due to $1.4 million of costs incurred in connection with exploring potential liquidity alternatives, partially offset by a $0.9 million decrease in our share of expenses allocated by the advisor. Such expenses are allocated among us and the affiliated CPA® REITs according to a formula based on gross revenues. The amounts allocated to us during 2008 decreased in comparison to prior years as a result of the growth in gross revenues of certain of our affiliates.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, general and administrative expense increased by $1.3 million, primarily due to a higher level of expenses allocated to us by the advisor of $0.8 million. The increases in other general and administrative expenses as well as expenses allocated by the advisor were due to the increase in our asset base and revenues following the Merger.

IMPAIRMENT CHARGES

2008 — We incurred an impairment charge of $1 million on a domestic property to reduce the property's carrying value to its estimated fair value. In addition, we recognized an impairment charge of $0.1 million on several domestic properties as a result of a decline in the unguaranteed residual value of the properties. Impairment charges related to our equity investments in real estate are described in "Income from Equity Investments in Real Estate" below.

2007 — We incurred an impairment charge of $0.3 million in connection with the sale of properties leased to Collins & Aikman to reduce the properties' carrying value to their estimated fair value.

ADVISOR SETTLEMENT

During 2008, we recognized income of $10.9 million in connection with the advisor's SEC Settlement (Note 14).

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have a non-controlling interest but exercise significant influence.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, income from equity investments in real estate decreased by $16.5 million, primarily due to the recognition of other than temporary impairment charges totaling $9.8 million in 2008 as well as a $5.4 million reduction in income from the sale of certain investments in the fourth quarter of 2007. In addition, we recognized a net loss of $0.4 million from a German venture that we acquired in April 2007, as compared to a net gain of $1.4 million in 2007. Substantially all of the loss from the German venture resulted from the recognition of an unrealized loss on embedded credit derivative instruments.

Under current accounting guidance for investments in unconsolidated ventures, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that carrying value exceeds fair value. At December 31, 2008, we incurred impairment charges on three domestic equity investments as a result of their carrying value exceeding their estimated fair value, for which we deemed the decline in value to be other than temporary.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, income from equity investments in real estate decreased by $10.3 million, primarily as a result of the net positive impact during 2006 of two property sales, partially offset by the impact of a lease restructuring transaction also in 2006. During 2006, we recognized our share of gains on the sale of two domestic properties totaling $23.6 million as well as a lease termination fee of $4.6 million, partially offset by impairment charges of $10.2 million related to the lease restructuring and prepayment costs and defeasance penalties totaling $6.2 million incurred upon the repayment/defeasance of mortgages in connection with the lease restructuring and the property sales.

GAIN ON EXCHANGE OR SALE OF REAL ESTATE, NET

2007 — During 2007, we recognized gains on the exchange or sale of real estate, net, of $9.5 million, which consisted primarily of a gain recognized upon the exchange of redeveloped land for a condominium interest in a newly constructed retail facility. Construction of the retail facility was funded entirely by the developer and was completed in November 2007, at which time we completed the exchange and recognized a gain on the exchange of $8.4 million. We also recognized a gain of $1.1 million on the sale of two properties to Collins & Aikman Corporation, which repurchased two properties it leased from us upon its emergence from bankruptcy protection.

GAIN ON FOREIGN CURRENCY TRANSACTIONS, DERIVATIVE INSTRUMENTS AND OTHER, NET

We have foreign investments in the European Union and as such are subject to the effects of exchange rate movements, particularly in the Euro. We are a net receiver of the Euro and therefore benefit from a weaker U.S. dollar relative to it. We recognize realized and unrealized foreign currency translation gains and losses upon the repatriation of cash from our foreign investments and due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries, respectively. In addition, from time to time, we may obtain equity enhancements in connection with transactions that may involve warrants exercisable at a future time to purchase stock of the tenant or borrower or their parent. These stock warrants are readily convertible to cash or provide for net settlement upon conversion, and as such, we recognize unrealized gains or losses on these common stock warrants. In addition, if the warrants become exercisable and the value of the stock exceeds the exercise price of the warrant, we may exercise the warrants to obtain additional returns for our investors. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2008 — During 2008, we recognized a gain on foreign currency transactions, derivative instruments and other, net of $3.3 million. Net gains on foreign currency transactions were $3.5 million, primarily due to the continued weakening of the U.S. dollar during 2008 as compared to 2007. These gains were partially offset by unrealized net loss of $0.2 million on certain common stock warrants.

2007 — During 2007, we recognized a gain on foreign currency transactions, derivative instruments and other, net of $1.5 million. Net gains on foreign currency transactions totaling $1.7 million were partially offset by a net loss on the exercise of common stock warrants of $0.2 million. The gains on foreign currency transactions result from the continued weakening of the U.S. dollar during 2007 as compared to 2006. The loss on the common stock warrant exercise reflected the reversal of previously recorded unrealized gains totaling $2.2 million, including the recognition of an out-of-period adjustment related to the valuation of these warrants of $1 million (Note 2), and was partially offset by a realized gain on the sale of securities that were obtained upon the warrant exercise of $1.6 million. We also recognized unrealized net gains on certain other common stock warrants totaling $0.3 million.

2006 — During 2006, we recognized a gain on foreign currency transactions, derivative instruments and other, net of $3.3 million, which primarily reflected an unrealized gain on common stock warrants of $2.1 million and net gains on foreign currency transactions totaling $0.9 million. The gains on foreign currency transactions resulted from the weakening of the U.S. dollar during 2006 as compared to 2005.

INTEREST EXPENSE

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, interest expense decreased by $1.3 million, primarily due to a reduction in interest expense of $1.9 million as a result of making scheduled principal payments and mortgage prepayments and a $1.7 million decrease in defeasance costs incurred in connection with our property sale and refinancing activity. In addition, interest expense decreased by $1.1 million as a result of terminating our credit facility in May 2008. These decreases were partially offset by $2.9 million of interest expense incurred on new or refinanced mortgages entered into during 2008 and 2007 and the impact of foreign currency exchange rates of $0.6 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, interest expense increased by $13.3 million. Debt on properties acquired in the Merger contributed $8.6 million of the increase, while interest on new or refinanced mortgages entered into during 2007 and a credit facility, which was terminated in 2008, contributed $2.2 million. Defeasance costs incurred in connection with our refinancing activity also contributed $1.9 million of the increase.

DISCONTINUED OPERATIONS

2007 — During 2007, we recognized income from discontinued operations of $8.1 million, primarily due to the recognition of a gain of $7.8 million on the sale of a property in Arizona.

2006 — During 2006, we recognized income from discontinued operations of $12.2 million, primarily due to the recognition of a net gain of $13.2 million on the sale of properties in Minnesota and Indiana, partially offset by prepayment penalties incurred totaling $1.6 million in connection with the prepayment of the mortgage financing on the Minnesota property.

NET INCOME

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, the resulting net income decreased by $19.2 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, the resulting net income decreased by $5.2 million.

FINANCIAL CONDITION

Sources and Uses of Cash during the Year

Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's election to receive fees in restricted shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate and payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter.

Although our cash flows may fluctuate period to period, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet such needs. We assess our ability to access capital on an ongoing basis. There has been no material change in our financial condition since December 31, 2007. Our sources and uses of cash during 2008 are described below.

Operating Activities — One of our objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to shareholders. During 2008, we used cash flows from operating activities of $110.7 million to fund distributions to shareholders of $68.9 million, make scheduled mortgage principal payments of $17.4 million and pay distributions to minority partners of $3.5 million. Cash flows from operating activities included the receipt of $10.9 million in connection with the advisor's SEC Settlement (Note 14). These settlement proceeds were received in April and were used to fund a portion of the distribution that was paid to unaffiliated shareholders in April 2008. For 2008, the advisor elected to receive performance fees in restricted shares of our common stock, and as a result, we paid performance fees of $12.1 million through the issuance of restricted stock rather than in cash. For 2009, the advisor has elected to receive only 80% of its performance fees from us in our restricted stock with the remaining 20% payable in cash. This change will have a negative impact on our operating cash flow in 2009.

Investing Activities — Our investing activities are generally comprised of real estate transactions (purchases and sales), payment of our annual installment of deferred acquisition fees and capitalized property-related costs. During 2008, we received proceeds of $15.1 million from the sale of two properties and a land substitution transaction and received distributions from our equity investments in real estate in excess of cumulative income of $7.9 million. In connection with a mortgage refinancing, we contributed $11.9 million to a venture to pay off an existing non-recourse mortgage loan. In January 2008, we paid our annual installment of deferred acquisition fees of $3.8 million to the advisor. During 2007, we received distributions from equity investments in real estate in excess of cumulative income of $57.2 million, which included our share of mortgage proceeds obtained by three ventures.

Financing Activities — In addition to making scheduled mortgage principal payments and paying distributions to shareholders and minority partners in 2008, we made balloon payments totaling $14.2 million on three mortgages that matured and prepaid a $6.3 million mortgage in connection with the sale of a property. We obtained $6.5 million in non-recourse mortgage financing for a domestic property, refinanced an existing mortgage for $1.9 million and obtained $1.3 million in non-recourse mortgage proceeds in connection with the modification of another existing mortgage. We also received $9.1 million as a result of issuing shares through our dividend reinvestment and share purchase plan and used $20.1 million to purchase treasury shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations. As described in Cash Resources below, we terminated our credit facility in 2008.

We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. We currently limit the number of shares we may redeem so that, the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. In addition, our ability to effect redemptions is subject to our having available cash to do so. We limit the cash we use for redemptions to the amount of proceeds we receive from the issuance of shares through our distribution reinvestment plan plus up to 1% of our operating cash flow from the prior fiscal year. If we have sufficient funds to purchase some but not all of the shares offered to us for redemption in a particular quarter, or if the shares offered for redemption in a quarter would exceed the 5% limitation, requesting stockholders' shares will be redeemed on a pro rata basis (rounding to the nearest whole number of shares) up to the amount available for redemption, based upon the total number of shares for which redemption was requested in the relevant quarter and the total funds available for redemption in such quarter. Requests not fulfilled in a quarter will automatically be carried forward to the next quarter unless the request is revoked by the stockholder. Redemption requests carried over from a prior quarter will receive priority over requests made in the relevant quarter.

At the beginning of our redemption program, we redeemed shares at a price of $10.00 per share less a surrender charge. Once we began to obtain annual estimated net asset valuations of our portfolio, we redeemed shares at the most recently published estimated net asset value per share, as approved by our board of directors, less a surrender charge, which is currently fixed at 7%. We obtain estimated net asset valuations on an annual basis and sometimes on an interim basis in connection with our consideration of potential liquidity events. As a result of market conditions worsening during 2008, our estimated net asset value per share as of December 31, 2008 decreased to $13.00, a 7.1% decline from our April 30, 2008 value of $14.00. We calculate net asset value per share based in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of the mortgages encumbering our assets (also provided by a third party), estimated disposition costs (including estimates of expenses, commissions and fees payable to the advisor), and an estimate of our other assets and liabilities as of the date of calculation. Our estimate of net asset value involves significant estimates and management judgments, and there can be no assurance that shareholders would realize $13.00 per share if we were to be liquidated today.

As noted above, our ability to effect redemptions is subject to our having sufficient available cash. We have recently experienced an increase in redemption requests as compared to prior years, which we believe is in part due to shareholders having greater liquidity needs in the wake of the current credit crisis. As of the date of this report, we have remaining availability to effect redemptions within the 5% limit; however, if redemption requests increase materially, we may not be able to satisfy all redemption requests. As of December 31, 2008, redemptions totaled approximately 1.7% of total shares outstanding on a rolling twelve month period.

SUMMARY OF FINANCING

The table below summarizes our long-term debt as of December 31, 2008 and 2007, respectively (dollars in thousands).

	DECEMBER 31, 2008	2007
Balance		
Fixed-rate	**$691,263**	$ 724,766
Variable rate[(a)]	**119,531**	122,821
TOTAL	**$810,794**	**$847,587**
Percent of total debt		
Fixed-rate	**85%**	86%
Variable rate[(a)]	**15%**	14%
	100%	**100%**
Weighted average interest rate at end of year		
Fixed-rate	**7.4%**	7.3%
Variable rate[(a)]	**6.2%**	6.4%

(a) Variable rate debt at December 31, 2008 included (i) $18.8 million that has been effectively converted to fixed-rate debt through interest rate swap derivative instruments and (ii) $95.8 million in mortgage obligations that bore interest at fixed-rates but that convert to variable rates during their term. No interest rate resets or expirations of interest rate swaps are scheduled to occur in 2009.

CASH RESOURCES

As of December 31, 2008, our cash resources consisted of cash and cash equivalents totaling $125.7 million. Of this amount, $12 million, at then current exchange rates, was held in foreign bank accounts, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also have unleveraged properties that had an aggregate carrying value of $43.6 million at December 31, 2008; however, given the current economic environment, there can be no assurance that we would be able to obtain financing for these properties. Our cash resources can be used for working capital needs and other commitments and may be used for future investments. We continue to evaluate fixed-rate financing options, such as obtaining non-recourse financing on our unleveraged properties. Any financing obtained may be used for working capital objectives and may be used to pay down existing debt balances.

In November 2006, in connection with the Merger, we entered into a $150 million credit facility. We terminated this credit facility in May 2008.

CASH REQUIREMENTS

During the next twelve months, cash requirements will include making scheduled mortgage principal payments and paying distributions to shareholders and minority partners as well as other normal recurring operating expenses. Balloon payments totaling $49.1 million will be due on our consolidated investments during the next twelve months. In addition, an unconsolidated venture in which we hold a 67% interest has a balloon payment totaling $18.5 million due in the next twelve months, of which our share is $12.4 million. We are currently seeking to refinance certain of these loans and have existing cash resources that can be used to make these payments. We may also seek to use our cash resources to make new investments if attractive opportunities arise and expect to maintain cash balances sufficient to meet working capital needs.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our off-balance sheet arrangements and contractual obligations as of December 31, 2008 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands).

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse debt — Principal	**$ 810,794**	$ 67,163	$ 355,781	$ 170,669	$ 217,181
Deferred acquisition fees — Principal	**10,468**	3,638	4,391	1,298	1,141
Interest on borrowings and deferred acquisition fees[a]	**225,930**	57,631	87,759	32,081	48,459
Subordinated disposition fees[b]	**5,050**	—	5,050	—	—
Operating and other lease commitments[c]	**4,424**	534	1,106	1,161	1,623
	$1,056,666	**$128,966**	**$454,087**	**$205,209**	**$268,404**

(a) Interest on variable rate debt obligations was calculated using the applicable variable interest rates and balances outstanding as of December 31, 2008.

(b) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. In the first quarter of 2008, we asked our advisor to begin reviewing possible liquidity alternatives for us; however, due to deteriorating market conditions during the year, the advisor recommended, and our board of directors agreed, that further consideration of a liquidity event be postponed until market conditions become more stable. As a result, we are unable to predict when a liquidity event will occur.

(c) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. The table above excludes the rental obligations under ground leases of two ventures in which we own a combined interest of 32%. These obligations total approximately $34.7 million over the lease terms, which extend through 2091. We account for these ventures under the equity method of accounting.

Amounts in the above table related to our foreign operations are based on the exchange rate of the local currencies as of December 31, 2008. As of December 31, 2008, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. All of the underlying investments are owned with affiliates. Summarized financial information for these ventures (for the entire venture, not our proportionate share) at December 31, 2008 is presented below (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2008	TOTAL ASSETS	TOTAL THIRD PARTY DEBT	MATURITY DATE
Compucom Systems, Inc.	67%	$31,062	$18,738	4/2009
ShopRite Supermarkets, Inc.	45%	16,292	9,768	7/2010
The Upper Deck Company	50%	26,107	10,942	2/2011
Del Monte Corporation	50%	15,080	10,665	8/2011
Advanced Micro Devices, Inc.	67%	89,630	43,000	1/2012
Best Buy Co., Inc.	37%	41,796	25,250	2/2012
True Value Company	50%	133,162	70,446	1/2013 & 2/2013
U-Haul Moving Partners, Inc. and Mercury Partners, LP	12%	300,105	168,202	5/2014
Checkfree Holdings, Inc.	50%	34,373	29,840	6/2016
Life Time Fitness, Inc. and Town Sports International Holdings, Inc.	56%	117,212	84,944	12/2016 & 5/2017
Hellweg Die Profi-Baumarkte GmbH & Co. KG[(a)]	32%	503,030	399,840	4/2017
Sicor, Inc.	50%	17,027	35,350	7/2017
Dick's Sporting Goods, Inc.	45%	28,541	22,489	1/2022
		$1,353,417	**$929,474**	

(a) Ownership interest represents our combined interest in two ventures. Dollar amounts shown are based on the exchange rate of the Euro as of December 31, 2008. Total assets excludes a note receivable from an unaffiliated third party. Total third party debt excludes related minority interest that is redeemable by the unaffiliated third party. The note receivable and minority interest have a carrying value as of December 31, 2008 of $331.8 million and $377 million, respectively. In connection with one of these ventures, we have certain purchase options that, if exercised, would obligate the partners in the venture to pay an exercise price of approximately $2.4 million, of which our share is approximately $0.8 million (Note 7).

In connection with the purchase of our properties, we require the sellers to perform environmental reviews. We believe, based on the results of such reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with either leakage from underground storage tanks, surface spills from facility activities or historical on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require certain judgment and the use of certain estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE ASSETS

We classify our directly owned leased assets for financial reporting purposes at the inception of a lease or when significant lease terms are amended as either real estate leased under operating leases or net investment in direct financing leases at the inception of a lease or when significant lease terms are amended. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. In determining the classification of a lease, we use estimates of remaining economic life provided by third party appraisals of the leased assets. The calculation of the present value of future minimum rents includes determining a lease's implicit interest rate, which requires an estimate of the residual value of leased assets as of the end of the non-cancelable lease term. Estimates of residual values are based on third party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. Management believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with the acquisition of properties, purchase costs are allocated to tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. The below-market values of leases are recorded at their relative fair values and are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

The value attributed to tangible assets is determined in part using a discounted cash flow model which is intended to approximate what a third party would pay to purchase the property as vacant and rent at current "market" rates. In applying the model, we assume that the disinterested party would sell the property at the end of a market lease term. Assumptions used in the model are property-specific where such information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of such rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

Above-market and below-market lease intangibles are based on the difference between the market rent and the contractual rents and are discounted to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired. We acquire properties subject to net leases and consider the credit of the lessee in negotiating the initial rent.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics we consider in allocating these values include the expectation of lease renewals, nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile, among other factors. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, is charged to expense.

Factors considered include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs, expectation of funding tenant improvements and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. Estimated costs to execute leases include commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

BASIS OF CONSOLIDATION

The consolidated financial statements include all of our accounts and those of our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE") and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In determining whether we control a non-VIE, our consideration includes using the Emerging Issues Task Force ("EITF") Consensus on Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is restricted to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The EITF reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting. We hold ownership interests in certain limited liability companies and limited partnerships that exceed 50% and through which we exercise significant influence. Because our venture partners, which are affiliates, are the managing members or general partners in the limited liability companies or limited partnerships and no unaffiliated parties have substantive kick-out or participation rights, the venture partners are required to consolidate the investments under the provisions of EITF 04-05 and, therefore, we account for these investments under the equity method of accounting.

IMPAIRMENTS

Impairment charges may be recognized on long-lived assets, including, but not limited to, real estate, direct financing leases, assets held for sale and equity investments in real estate. Estimates and judgments are used when evaluating whether these assets are impaired.

When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we perform projections of undiscounted cash flows, and if such cash flows are insufficient, the assets are adjusted (i.e., written down) to their estimated fair value. An analysis of whether a real estate asset has been impaired requires us to make our best estimate of market rents, residual values and holding periods. In our evaluations, we generally obtain market information from outside sources; however, such information requires us to determine whether the information received is appropriate to the circumstances. As our investment objective is to hold properties on a long-term basis, holding periods used in the analyses generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We will consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. Because in most cases each of our properties is leased to one tenant, we are more likely to incur significant writedowns when circumstances change because of the possibility that a property will be vacated in its entirety and, therefore, our risks are different from the risks related to leasing and managing multi-tenant properties. Events or changes in circumstances can result in further non-cash writedowns and impact the gain or loss ultimately realized upon sale of the assets.

We perform a review of our estimate of residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease is revised to reflect the decrease in the expected yield using the changed estimate; that is, a portion of the future cash flow from the lessee is recognized as a return of principal rather than as revenue. While an evaluation of potential impairment of real estate subject to an operating lease is determined by a change in circumstances, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met. Changes in circumstances include, but are not limited to, vacancy of a property not subject to a lease and termination of a lease. We may also assess properties for impairment because a lessee is experiencing financial difficulty and because management expects that there is a reasonable probability that the lease will be terminated in a bankruptcy proceeding or a property remains vacant for a period that exceeds the period anticipated in a prior impairment evaluation.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost as equity investments in real estate and subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent that an other than temporary impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets that have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and the carrying value of the property is reduced. To the extent that a purchase and sale agreement has been entered into, the impairment charge is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

We evaluate our marketable securities for impairment as of each reporting period. For the securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 62% of lease revenues during 2008), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

FAIR VALUE OF DERIVATIVE INSTRUMENTS AND MARKETABLE SECURITIES

We have a subordinated interest in a mortgage trust that consists of non-recourse loans on 62 properties that we own or two of our affiliates own. We acquired an additional interest in the mortgage trust in the Merger. The fair value of the interests in the trust is determined using a discounted cash flow model with assumptions of market rates and the credit quality of the underlying lessees. If there are adverse changes in either market rates or the credit quality of the lessees, the model and, therefore, the income recognized from the subordinated interests and the fair value would be adjusted.

We measure derivative instruments, including certain derivative instruments embedded in other contracts, if any, at fair value and record them as an asset or liability, depending on our right or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings (i.e., the forecasted event occurs). For derivatives designated as cash flow hedges, the effective portions of the derivatives are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period. To determine the value of warrants for common stock which are classified as derivatives, various estimates are included in the options pricing model used to determine the value of a warrant.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our

REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $0.1 million, with an offsetting decrease to retained earnings.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments — an Amendment of SFAS No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. We adopted SFAS 157 as required on January 1, 2008 (Note 2), with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. The initial application of SFAS 157 did not have a material effect on our financial position and results of operations and we believe that the remaining application of SFAS 157 will not have a material effect on our financial position and results of operations.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure at fair value, on an instrument-by-instrument basis, certain financial assets, financial liabilities and firm commitments that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. We adopted SFAS 159 as required on January 1, 2008 and the initial application did not have a material effect on our financial position and results of operations as we did not elect to measure any additional financial assets or liabilities at fair value.

Recent Accounting Pronouncements

SFAS 141R

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how an acquirer shall recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired in a business combination. Additionally, SFAS 141R requires that an acquiring entity must immediately expense all acquisition costs and fees associated with an acquisition. SFAS 141R is effective for our 2009 fiscal year. We expect the adoption of SFAS 141R may have an impact on our results of operations to the extent we enter into new acquisitions that are considered business combinations in 2009 and beyond as acquisition costs and fees, which are currently capitalized and allocated to the cost basis of acquisitions, will instead be expensed immediately as incurred, while post acquisition there will be a subsequent positive impact on net income through a reduction in depreciation expense over the estimated life of the properties. We are currently assessing the potential impact that the adoption of SFAS 141R will have on our financial position and results of operations.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests in a subsidiary, which will be recharacterized as non-controlling interests, and the deconsolidation of a subsidiary. This standard could affect the presentation and disclosure of our non-controlling interests in consolidated subsidiaries. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of SFAS 160 will have on our financial position and results of operations.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures primarily surround disclosing the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. SFAS 161 is effective for our 2009 fiscal year.

FSP 142-3

In April 2008, the FASB issued Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. GAAP. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in FSP 142-3 must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP 142-3 will have on our financial position and results of operations.

EITF 03-6-1

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that all unvested share-based payment awards that contain non-forfeitable rights to dividends be considered participating securities and therefore shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The guidance for determining earnings per share under FSP EITF 03-6-1 must be applied retrospectively to all prior periods presented after the effective date. FSP EITF 03-6-1 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP EITF 03-6-1 will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries, including automotive related industries (see "Current Developments and Trends").

We do not generally use derivative financial instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. We account for our derivative instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

INTEREST RATE RISK

The value of our real estate and related fixed-rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and given the current economic downturn, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. In addition, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders that effectively convert the variable rate debt service obligations of the loan to a fixed rate. These interest rate swaps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Our objective in using derivatives is to limit our exposure to interest rate movements. At December 31, 2008, we have two interest rate swaps with a combined fair value liability of $2.3 million.

In connection with a German transaction in 2007 (Note 7), two ventures in which we have a total effective ownership interest of 32% obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. These derivatives generated a total unrealized loss (not our proportionate share) of $3.5 million during 2008. Because of current market volatility, we are experiencing significant fluctuation in the unrealized gains or losses generated from these derivatives and expect this trend to continue until market conditions stabilize.

We hold a participation in Carey Commercial Mortgage Trust ("CCMT"), a mortgage pool consisting of $172.3 million of mortgage debt collateralized by properties and lease assignments on properties owned by us and two affiliates. With our affiliates, we also purchased subordinated interests totaling $24.1 million, in which we own a 25% interest, and we acquired an additional 30% interest in the subordinated interests from CPA®:12 in connection with the Merger. The subordinated interests are payable only after all other classes of ownership receive their stated interest and related principal payments. The subordinated interests, therefore, could be affected by any defaults or nonpayment by lessees. As of December 31, 2008, there have been no defaults. We account for the CCMT as a marketable security that we expect to hold on a long-term basis. The value of the CCMT is subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. At December 31, 2008, our total interest in CCMT had a fair value of $11.4 million, a reduction of $2.5 million from the fair value as of December 31, 2007. The decrease was primarily due to the deterioration in the credit markets in 2008.

At December 31, 2008, substantially all of our non-recourse debt bore interest at fixed rates, was swapped to a fixed rate or bore interest at a fixed rate but was scheduled to convert to variable rates during the term. The fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed-rate debt at December 31, 2008 ranged from 5.5% to 9.4%. The annual interest rates on our variable rate debt at December 31, 2008 ranged from 5.2% to 6.5%. Our debt obligations are more fully described in "Financial Condition" above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2008 (in thousands).

	2009	2010	2011	2012	2013	THEREAFTER	TOTAL	FAIR VALUE
Fixed-rate debt	$62,110	$79,706	$265,100	$155,609	$3,313	$125,425	$691,263	$674,033
Variable rate debt	$ 5,053	$ 5,366	$ 5,609	$ 5,642	$6,105	$ 91,756	$119,531	$117,304

The fair value of our fixed-rate debt and our variable rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swap agreements is affected by changes in interest rates. A change in interest rates of 1% would increase or decrease the fair value of such debt by an aggregate of $25.7 million or $24.5 million, respectively. Annual interest expense on our unhedged variable rate debt that does not currently bear interest at fixed rates would increase or decrease by less than $0.1 million for each 1% change in annual interest rates. As more fully described in Summary of Financing above, a significant portion of the debt classified as variable rate currently bears interest at fixed rates but has interest rate reset features that will change the interest rates to variable rates at some point in the term. Such debt is generally not subject to short-term fluctuations in interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union and as a result are subject to risk from the effects of exchange rate movements, particularly in the Euro, which may affect future costs and cash flows. We manage foreign exchange movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. We are currently a net receiver of the Euro (we receive more cash than we pay out), and therefore our foreign investments benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to it. We recognized net realized foreign currency translation gains of $3.4 million for the year ended December 31, 2008. The net unrealized foreign currency translation losses for year ended December 31, 2008 was de minimis. Such gains or losses are included in the consolidated financial statements and were primarily due to changes in the value of the foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue and to some extent mitigate the risk from changes in foreign currency rates. For the year ended December 31, 2008, Carrefour France SAS, which leases properties in France, contributed 12% of lease revenues. The leverage on the non-recourse financing of the Carrefour investment is higher than the average leverage on our domestic real estate investments.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable leases for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2009	2010	2011	2012	2013	THEREAFTER	TOTAL
Euro	$ 23,896	$23,896	$11,151	$6,022	$6,022	$5,899	**$76,886**
British pound sterling	1,003	1,133	1,096	1,095	1,238	1,197	**6,762**
	$24,899	**$25,029**	**$12,247**	**$7,117**	**$7,260**	**$7,096**	**$83,648**

Scheduled debt service payments (principal and interest) for the mortgage notes payable for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE[a] [b]	2009	2010	2011	2012	2013	THEREAFTER	TOTAL
Euro	$14,681	$15,083	$14,893	$14,615	$14,610	$232,531	**$306,413**
British pound sterling	415	415	416	418	418	9,409	**11,491**
	$15,096	**$15,498**	**$15,309**	**$15,033**	**$15,028**	**$241,940**	**$317,904**

(a) Based on the applicable exchange rate as of December 31, 2008. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Interest on variable rate debt obligations was calculated using the applicable annual interest rates and balances outstanding as of December 31, 2008.

As a result of statutory lease durations in France, projected debt service obligations exceed projected lease revenues in the years 2011 and thereafter. We currently expect the impact from future lease renewals, including any renewals on our properties in France, will be sufficient to cover our debt service obligations in those years.

OTHER

We own stock warrants that were granted to us by lessees in connection with structuring the initial lease transactions or were acquired through the Merger. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Pursuant to SFAS 133, changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. As of December 31, 2008, warrants issued to us were classified as derivative instruments and had an aggregate fair value of $1.6 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 14 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 14 Incorporated and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 25, 2009

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2008	2007
Assets		
Real estate, net	**$ 1,087,036**	$ 1,139,131
Net investment in direct financing leases	**124,731**	128,058
Equity investments in real estate	**156,344**	166,125
Cash and cash equivalents	**125,746**	122,503
Intangible assets, net	**72,877**	79,353
Other assets, net	**70,696**	79,978
TOTAL ASSETS	**$1,637,430**	$1,715,148
Liabilities and Shareholders' Equity		
Liabilities:		
Non-recourse debt	**$810,794**	$847,587
Accounts payable, accrued expenses and other liabilities	**19,149**	15,515
Prepaid and deferred rental income and security deposits	**25,650**	27,898
Due to affiliates	**21,322**	26,039
Distributions payable	**17,315**	17,116
TOTAL LIABILITIES	**894,230**	934,155
Minority interest in consolidated entities	**16,548**	18,033
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Common stock, $0.001 par value; 120,000,000 shares authorized; 93,654,012 and 92,112,004 shares issued, respectively	**94**	92
Additional paid-in capital	**916,069**	894,773
Distributions in excess of accumulated earnings	**(127,093)**	(103,207)
Accumulated other comprehensive income	**4,427**	18,074
	793,497	809,732
Less, treasury stock at cost, 5,804,003 and 4,293,933 shares, respectively	**(66,845)**	(46,772)
TOTAL SHAREHOLDERS' EQUITY	**726,652**	762,960
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$1,637,430**	$1,715,148

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2008	2007	2006
Revenues			
Rental income	**$ 146,113**	$ 142,014	$ 115,194
Interest income from direct financing leases	**15,359**	16,472	14,353
Other operating income	**5,567**	5,436	3,835
	167,039	163,922	133,382
Operating Expenses			
Depreciation and amortization	**(32,809)**	(33,365)	(27,463)
Property expense	**(33,044)**	(30,503)	(22,898)
General and administrative	**(8,282)**	(7,957)	(6,681)
Impairment charges	**(1,139)**	(345)	—
	(75,274)	(72,170)	(57,042)
Other Income and Expenses			
Advisor settlement (Note 14)	**10,868**	—	—
Income from equity investments in real estate	**637**	17,089	27,410
Other interest income	**4,123**	3,950	3,103
Minority interest in income	**(2,037)**	(1,564)	(1,956)
Gain on exchange or sale of real estate, net	**538**	9,509	—
Gain on foreign currency transactions, derivative instruments and other, net	**3,309**	1,470	3,274
Interest expense	**(62,676)**	(63,985)	(50,676)
	(45,238)	(33,531)	(18,845)
Income from continuing operations before income taxes	**46,527**	58,221	57,495
Provision for income taxes	**(2,241)**	(1,948)	(67)
INCOME FROM CONTINUING OPERATIONS	**44,286**	56,273	57,428
Discontinued Operations			
Income (loss) from operations of discontinued properties	**354**	337	(992)
Gain on sale of real estate, net	**524**	7,780	13,182
INCOME FROM DISCONTINUED OPERATIONS	**878**	8,117	12,190
NET INCOME	**$ 45,164**	**$ 64,390**	**$ 69,618**
Earnings Per Share			
Income from continuing operations	**$ 0.50**	$ 0.65	$ 0.83
Income from discontinued operations	**0.01**	0.08	0.16
NET INCOME	**$ 0.51**	**$ 0.73**	**$ 0.99**
WEIGHTED AVERAGE SHARES OUTSTANDING	**88,174,907**	**87,860,052**	**70,421,426**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2008	2007	2006
NET INCOME	$ 45,164	$64,390	$69,618
Other Comprehensive (Loss) Income			
Foreign currency translation adjustment	(9,006)	5,888	4,269
Change in unrealized (loss) gain on marketable securities	(2,385)	385	452
Change in unrealized loss on derivative instruments	(2,256)	—	—
	(13,647)	6,273	4,721
COMPREHENSIVE INCOME	$ 31,517	$70,663	$74,339

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TREASURY STOCK	TOTAL
BALANCE AT JANUARY 1, 2006	68,280,126	$70	$636,009	$ (81,166)	$ 7,080	$(20,029)	$541,964
Shares issued $.001 par, at $11.85 - $12.40 per share, net of offering costs	1,023,137	1	10,768				10,769
Shares issued in connection with the CPA®:12 merger, $.001 par, at $11.85 per share	18,470,351	18	218,856				218,874
Shares, $.001 par, issued to the advisor at $12.40 per share	712,409	1	8,737				8,738
Distributions declared ($0.7711 per share)[(a)]				(87,857)			(87,857)
Net income				69,618			69,618
Change in other comprehensive income (loss)					4,721		4,721
Repurchase of shares	(833,318)					(9,187)	(9,187)
BALANCE AT DECEMBER 31, 2006	87,652,705	90	874,370	(99,405)	11,801	(29,216)	757,640
Cumulative effect adjustment from adoption of FIN 48 (Note 16)				(80)			(80)
BALANCE AT JANUARY 1, 2007	87,652,705	90	874,370	(99,485)	11,801	(29,216)	757,560
Shares issued $.001 par, at $13.20 per share, net of offering costs	745,265	1	9,156				9,157
Shares, $.001 par, issued to the advisor at $13.20 per share	852,132	1	11,247				11,248
Distributions declared ($0.7766 per share)				(68,112)			(68,112)
Net income				64,390			64,390
Change in other comprehensive income (loss)					6,273		6,273
Repurchase of shares	(1,432,031)					(17,556)	(17,556)
BALANCE AT DECEMBER 31, 2007	87,818,071	92	894,773	(103,207)	18,074	(46,772)	762,960
Shares issued $.001 par, at $14.00 - $14.50 per share, net of offering costs	691,750	1	9,147				9,148
Shares, $.001 par, issued to the advisor at $14.00 - $14.50 per share	850,258	1	12,149				12,150
Distributions declared ($0.7848 per share)				(69,050)			(69,050)
Net income				45,164			45,164
Change in other comprehensive income (loss)					(13,647)		(13,647)
Repurchase of shares	(1,510,070)					(20,073)	(20,073)
BALANCE AT DECEMBER 31, 2008	**87,850,009**	**$94**	**$916,069**	**$(127,093)**	**$ 4,427**	**$ (66,845)**	**$ 726,652**

(a) Excludes special distributions totaling $0.49 per share declared in 2006 (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (Continued)

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2008	2007	2006
Cash Flows — Financing Activities			
Distributions paid	**$ (68,851)**	$ (68,323)	$(83,633)
Distributions paid to minority interest partner	**(3,522)**	(2,996)	(3,869)
Proceeds from mortgages and credit facility	**9,740**	171,657	40,000
Prepayment of mortgage principal and credit facility	**(20,510)**	(134,074)	(27,167)
Scheduled payments of mortgage principal	**(17,383)**	(16,552)	(12,580)
Proceeds from loan from affiliate	**—**	—	24,000
Prepayment of loan from affiliate	**—**	—	(24,000)
Deferred financing costs and mortgage deposits	**(576)**	(768)	(1,731)
Proceeds from stock issuance, net of costs	**9,148**	9,059	10,766
Purchase of treasury stock	**(20,073)**	(17,556)	(9,187)
NET CASH USED IN FINANCING ACTIVITIES	**(112,027)**	(59,553)	(87,401)
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**(3,339)**	1,221	93
Net increase (decrease) in cash and cash equivalents	**3,243**	103,513	(18,880)
Cash and cash equivalents, beginning of year	**122,503**	18,991	37,871
CASH AND CASH EQUIVALENTS, END OF YEAR	**$125,746**	$122,504	$ 18,991

Consolidated Statements of Cash Flows

(IN THOUSANDS)	2008	YEARS ENDED DECEMBER 31, 2007	2006
Cash Flows — Operating Activities			
Net income	$ 45,164	$ 64,390	$ 69,618
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, including intangible assets and deferred financing costs	37,792	40,139	29,366
Straight-line rent adjustments	(1,225)	(2,289)	(2,344)
Income from equity investments in real estate in excess of distributions received	12,447	598	8,989
Minority interest in income	2,037	1,564	1,956
Issuance of shares to affiliate in satisfaction of fees due	12,150	11,346	8,741
Impairment charges	1,139	345	—
Realized gain on foreign currency transactions, net	(3,435)	(2,018)	(417)
Unrealized loss (gain) on foreign currency transactions, net	5	289	(513)
Realized (gain) loss on sale of securities	(708)	(1,648)	158
Reversal of unrealized gain (loss) on warrants and derivatives	708	2,207	(229)
Unrealized loss (gain) on warrants and derivatives, net	351	(312)	(2,273)
Gain from sale or exchange of real estate	(1,062)	(17,289)	(13,182)
Change in other operating assets and liabilities, net	5,334	(7,592)	2,362
NET CASH PROVIDED BY OPERATING ACTIVITIES	110,697	89,730	102,232
Cash Flows — Investing Activities			
Equity distributions received in excess of equity income in real estate	7,921	57,150	81,788
Acquisitions of real estate and equity investments in real estate and other capitalized costs[a]	—	(32,664)	(1,085)
Proceeds from sale of real estate	15,057	49,220	37,628
Exercise of common stock warrants	—	(999)	—
Proceeds from sale of securities	708	3,160	2,986
Cash payments to shareholders of acquired company	—	—	(102,176)
Cash overdraft assumed in acquisition of CPA®:12's business operations[b]	—	—	(3,950)
Capital contributions to equity investments in real estate	(11,928)	—	(45,481)
Funds placed in restricted account for future investment	—	—	(21,741)
Funds released from restricted account	—	617	21,741
Payment of deferred acquisition fees to an affiliate	(3,846)	(4,369)	(3,514)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	7,912	72,115	(33,804)

NON-CASH ACTIVITIES

(a) Included in the cost basis of real estate and equity investments acquired in 2007 are deferred acquisition fees payable to W. P. Carey & Co., LLC of $3 million. No such fees were incurred in 2008 or 2006.

(b) The merger with Corporate Property Associates 12 Incorporated ("CPA®:12"), an affiliate, as described in Note 3, consisted of the acquisition and assumption of certain assets and liabilities, respectively, at fair value in exchange for the issuance of shares, a cash payment to CPA®:12 shareholders who elected to redeem their shares and certain costs, as follows (in thousands):

Real estate accounted for under the operating method	$ 214,858
Net investment in direct financing leases	19,799
Intangible assets	93,019
Equity investments	111,977
Investment in mortgage loan securitization	7,346
Other assets	4,415
Non-recourse debt (cost $110,041)	(116,082)
Redemption of CPA®:12 shareholders	(102,176)
Other liabilities[(1)]	(13,966)
Elimination of minority interest	3,634
Issuance of common stock	(218,874)
CASH OVERDRAFT ASSUMED IN ACQUISITION OF CPA®:12'S BUSINESS OPERATIONS	**$ (3,950)**

(1) Includes deferred fees of $2.7 million payable to the advisor (Note 4).

As part of the Merger, we issued 18,470,351 shares of our common stock to CPA®:12 shareholders in exchange for 21,249,828 shares of common stock of CPA®:12.

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid was $61.3 million, $60.8 million and $49.2 million in 2008, 2007 and 2006, respectively. No interest was capitalized in 2008, 2007 and 2006.

Income taxes paid were $0.6 million, $0.9 million and $0.2 million in 2008, 2007 and 2006, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1 | BUSINESS AND ORGANIZATION

Corporate Property Associates 14 Incorporated is a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate on a triple net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of lease terminations, lease expirations, contractual rent increases, the timing of new lease transactions, tenant defaults and sales of properties. As of December 31, 2008, our portfolio consisted of our full or partial ownership interest in 315 properties leased to 91 tenants, totaling approximately 30 million square feet (on a pro rata basis) with an occupancy rate of 99%. We are managed by W. P. Carey & Co. LLC ("WPC") and its subsidiaries (collectively, the "advisor").

We were formed as a Maryland corporation in June 1997. Between November 1997 and November 2001, we sold a total of 65,794,280 shares of common stock for a total of $657.9 million in gross offering proceeds. These proceeds have been combined with non-recourse mortgage financing to purchase our real estate portfolio. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements relating to the nature of our income, the level of our distributions and other factors.

On December 1, 2006, we completed a Merger (the "Merger") with CPA®:12 for a total purchase price of $540.5 million. Refer to Note 3 for details of the Merger.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include all of our accounts and those of our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE") and if we are deemed to be the primary beneficiary, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In determining whether we control a non-VIE, our consideration includes using the Emerging Issues Task Force ("EITF") Consensus on Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is restricted to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The EITF reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting. We hold ownership interests in certain limited liability companies and limited partnerships that exceed 50% and through which we exercise significant influence. Because our venture partners, which are affiliates, are the managing members or general partners in the limited liability companies or limited partnerships and no unaffiliated parties have substantive kick-out or participation rights, the venture partners are required to consolidate the investments under the provisions of EITF 04-05 and, therefore, we account for these investments under the equity method of accounting.

We have several interests in ventures that are consolidated and have minority interests that have finite lives and were considered mandatorily redeemable non-controlling interests prior to the issuance of Staff Position No. 150-3 ("FSP 150-3"). As a result of the deferral provisions of FSP 150-3, these minority interests have not been reflected as liabilities. The carrying value of these minority interests at December 31, 2008 and 2007 was $11.9 million and $12.1 million, respectively. The fair value of these minority interests at December 31, 2008 and 2007 was $22.5 million and $28.3 million, respectively.

Investments in tenant-in-common interests consist of our interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs as defined in FIN 46R and do not meet the control requirement required for consolidation under Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" ("SOP 78-9"), as amended by EITF 04-05. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment.

Out-of-Period Adjustments

During the first quarter of 2007, we identified errors in the consolidated financial statements for the years ended December 31, 2003 — 2006. These errors related to accounting for foreign income taxes (aggregating $0.4 million over the period from 2003-2006) and valuation of stock warrants (aggregating $1 million in the fourth quarter of 2006) that are accounted for as derivative instruments pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), because of net cash settlement features. In addition, during the third quarter of 2007, we determined that a longer schedule of depreciation and amortization of assets in certain of our equity method investment holdings should appropriately be applied to reflect the lives of the underlying assets rather than the expected holding period of these investments. This effectively understated our income from equity investments in real estate by $1.4 million and $0.2 million for the years ended December 31, 2007 and 2006, respectively.

We concluded that these adjustments were not material to any prior periods' consolidated financial statements. We also concluded that the cumulative adjustments were not material to the year ended December 31, 2007. As such, the cumulative effects were recorded in the consolidated statements of income as out-of-period adjustments in the periods the issues were identified. The effect of these adjustments was to decrease income from continuing operations before income taxes by $0.8 million, increase the provision for income taxes by $0.4 million and decrease net income by $1.2 million for the year ended December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation. The consolidated financial statements included in our annual report on Form 10-K have been retrospectively adjusted to reflect the disposition or planned disposition of certain properties as discontinued operations for all periods presented (Note 17).

Purchase Price Allocation

In connection with our acquisition of properties, including properties acquired in the Merger, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets, including the above-market value of leases, the value of in-place leases and the value of tenant relationships, are recorded at their relative fair values. The below-market value of leases are also recorded at the relative fair values and are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease value is amortized as a reduction of rental income over the remaining non-cancelable term of each lease. The capitalized below-market lease value is amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics that are considered in allocating these values include the nature and extent of the existing relationship with the tenant, the tenant's credit quality and the expectation of lease renewals among other factors. Third party appraisals or management's estimates are used to determine these values.

Factors considered in the analysis include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management's assessment of specific market conditions. Management also considers estimated costs to execute leases, including commissions and legal costs, to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

The value of in-place leases is amortized to expense over the remaining initial term of each lease. The value of tenant relationship is amortized to expense over the initial and expected renewal terms of the lease. However no amortization periods for intangibles will exceed the remaining depreciable life of the building. The purchase price allocation in connection with the Merger is described in Note 3.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2008 and 2007, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest in collateralized mortgage obligations (Note 9) and common stock in publicly-traded companies, are classified as available for sale securities and reported at fair value, with our interest in unrealized gains and losses on these securities reported as a component of other comprehensive income until realized.

Other Assets and Other Liabilities

Included in Other assets, net are escrow balances and tenant security deposits held by lenders, restricted cash balances, accrued rents and interest receivable, common stock warrants, prepaid expenses, marketable securities, deferred charges and deferred rental income. Included in other liabilities are derivatives and miscellaneous amounts held on behalf of tenants. Deferred charges are costs incurred in connection with mortgage financings and refinancings and are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees are payable for services provided to us by the advisor, an affiliate, relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in annual installments totaling 2% of the purchase price of the properties over no less than eight years following the first anniversary of the date a property was purchased. Payment of such fees is subject to the performance criterion (Note 4).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

Real estate is leased to others on a net lease basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. Significant renovations that increase the useful life of the properties are capitalized. For the year ended December 31, 2008, lessees were responsible for the direct payment of real estate taxes of approximately $19 million.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 11). Substantially all of our leases provide for either scheduled rent increases, periodic rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or percentage rents. CPI increases are contingent on future events and are therefore not included in straight-line rent calculations. Rents from percentage rents are recognized as reported by the lessees, that is, after the level of sales requiring a rental payment to us is reached.

The leases are accounted for as operating or direct financing leases. Such methods are described below:

Operating leases — Real estate is recorded at cost less accumulated depreciation; future minimum rental revenue is recognized on a straight-line basis over the term of the related leases and expenses (including depreciation) are charged to operations as incurred (Note 5).

Direct financing method — Leases accounted for under the direct financing method are recorded at their net investment (Note 6). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 62% of lease revenues during 2008), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation in addition to solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on its knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Depreciation

Depreciation of building and related improvements is computed using the straight-line method over the estimated useful lives of the properties — generally ranging from 7 to 40 years. Depreciation of tenant improvements is computed using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we assess the recoverability of our long-lived assets and certain intangible assets based on projections of undiscounted cash flows, without interest charges, over the life of such assets. In the event that such cash flows are insufficient, the assets are adjusted to their estimated fair value. We perform a review of our estimate of the residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in our current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost as equity investments in real estate and subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent an other than temporary impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If, in our opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and the carrying value of the property is reduced. To the extent that a purchase and sale agreement has been entered into, the impairment charge is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

We evaluate our marketable securities for impairment as of each reporting period. For any securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Assets Held for Sale

Assets held for sale are accounted for at the lower of carrying value or fair value less costs to dispose. Assets are classified as held for sale when we have committed to a plan to actively market a property for sale and expect that a sale will be completed within one year. The results of operations and the related gain or loss on sale of properties classified as held for sale are included in discontinued operations (Note 17).

If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price less any closing costs and the carrying value of the property.

Foreign Currency Translation

We consolidate real estate investments in the Netherlands, Finland, France and the United Kingdom. The functional currencies for these investments are the Euro and British pound sterling. The translation from these local currencies to the U.S. dollar is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholders' equity. As of December 31, 2008 and 2007, the cumulative foreign currency translation adjustment gain was $7.5 million and $16.9 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income as part of shareholder's equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt. We acquired our first international equity investment in real estate in 2007 (Note 7).

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income. We recognized unrealized (losses) gains of \$(0.3) million and \$0.5 million from such transactions in the years ended December 31, 2007 and 2006, respectively. The recognized unrealized loss for the year ended December 31, 2008 was de minimis. In the years ended December 31, 2008, 2007 and 2006, we recognized realized gains of \$3.4 million, \$2 million and \$0.4 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We account for derivative instruments in accordance with SFAS 133. We measure derivative instruments at fair value and record them as an asset or liability, depending on our right or obligations under the applicable derivative contract. The accounting for changes in the fair value of derivative instruments depends on the intended use of the derivative and the resulting designation. Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. For fair value hedges, changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For cash flow hedges, the effective portions of the derivative instruments are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period.

We use derivative instruments to reduce our exposure to fluctuations in interest rates and market fluctuations on equity securities. We have not entered, and do not plan to enter, into financial instruments for trading or speculative purposes and have a policy of only entering into derivative contracts with major financial institutions. In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts. Lessees may also grant us common stock warrants in connection with structuring the initial lease transactions that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Our principal derivative instruments consist of interest rate swaps, embedded credit derivatives and common stock warrants (Note 11).

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements. The tax provision for the three months ended March 31, 2007 included \$0.4 million in expenses related to the years ended December 31, 2003 — 2006 that had not previously been accrued (see Out-of-Period Adjustments above).

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $0.1 million, with an offsetting decrease to retained earnings.

Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments — an Amendment of SFAS No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. We adopted SFAS 157 as required on January 1, 2008, with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. The initial application of SFAS 157 did not have a material effect on our financial position and results of operations, and we believe that the remaining application of SFAS 157 will not have a material effect on our financial position and results of operations.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The following table sets forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008 (in thousands):

DESCRIPTION	DECEMBER 31, 2008	FAIR VALUE MEASUREMENTS AT REPORTING DATE USING: QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Marketable securities	**$ 13,968**	$ 181	$ —	$ 13,787
Derivative assets	**1,601**	—	—	1,601
	$15,569	**$181**	**$ —**	**$15,388**
Liabilities:				
DERIVATIVE LIABILITIES	**$ 2,256**	**$ —**	**$2,256**	**$ —**

Cash and cash equivalents balances totaling $99.2 million at December 31, 2008 were held in money market funds and approximated their fair value. Financial assets and liabilities presented above exclude financial assets and liabilities owned by unconsolidated ventures.

	FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3 ONLY)		
	MARKETABLE SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS
Balance at January 1, 2008	$ 16,408	$ 2,564	$ 18,972
Total gains or losses (realized and unrealized):			
Included in earnings	(96)	(255)	(351)
Included in other comprehensive income	(2,208)	—	(2,208)
Amortization and accretion	(317)	—	(317)
Purchases, issuances, and settlements	—	(708)	(708)
BALANCE AT DECEMBER 31, 2008	**$13,787**	**$1,601**	**$15,388**
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	**$ (96)**	**$ (963)**	**$ (1,059)**

Gains and losses (realized and unrealized) included in earnings are included in Gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements.

At December 31, 2008, we assessed the value of certain of our unconsolidated ventures in accordance with SFAS 157. The valuation of these assets was determined using widely accepted valuation techniques, including discounted cash flow on the expected cash flows of each asset as well as the income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. For unconsolidated ventures in operational real estate assets, the significant assumptions included the capitalization rate used in the income capitalization valuation, as well as projected property net operating income and the valuation of venture debt. We determined that the significant inputs used to value our unconsolidated ventures fall within Level 3. Based on this valuation, we estimated that our interests in unconsolidated ventures had an aggregate fair value of $233.9 million at December 31, 2008. In connection with this valuation, we recorded a valuation adjustment for other than temporary impairments on specific ventures totaling $9.8 million, calculated based on market conditions and assumptions at December 31, 2008. Actual results may differ materially if market conditions or the underlying assumptions change.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure at fair value, on an instrument-by-instrument basis, certain financial assets, financial liabilities and firm commitments that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. We adopted SFAS 159 as required on January 1, 2008 and the initial application did not have a material effect on our financial position and results of operations as we did not elect to measure any additional financial assets or liabilities at fair value.

Recent Accounting Pronouncements

SFAS 141R

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how an acquirer shall recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired in a business combination. Additionally, SFAS 141R requires that an acquiring entity must immediately expense all acquisition costs and fees associated with an acquisition. SFAS 141R is effective for our 2009 fiscal year. We expect the adoption of SFAS 141R may have an impact on our results of operations to the extent we enter into new acquisitions that are considered business combinations in 2009 and beyond as acquisition costs and fees, which are currently capitalized and allocated to the cost basis of acquisitions, will instead be expensed immediately as incurred, while post acquisition there will be a subsequent positive impact on net income through a reduction in depreciation expense over the estimated life of the properties. We are currently assessing the potential impact that the adoption of SFAS 141R will have on our financial position and results of operations.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests in a subsidiary, which will be recharacterized as non-controlling interests, and the deconsolidation of a subsidiary. This standard could affect the presentation and disclosure of our non-controlling interests in consolidated subsidiaries. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of SFAS 160 will have on our financial position and results of operations.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures primarily surround disclosing the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. SFAS 161 is effective for our 2009 fiscal year.

FSP 142-3

In April 2008, the FASB issued Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. GAAP. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in FSP 142-3 must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP 142-3 will have on our financial position and results of operations.

EITF 03-6-1

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that all unvested share-based payment awards that contain non-forfeitable rights to dividends be considered participating securities and therefore shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The guidance for determining earnings per share under FSP EITF 03-6-1 must be applied retrospectively to all prior periods presented after the effective date. FSP EITF 03-6-1 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP EITF 03-6-1 will have on our financial position and results of operations.

3 | BUSINESS COMBINATION WITH CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

On December 1, 2006, we completed the Merger with CPA®:12. The Merger provided a liquidity event for CPA®:12 shareholders and provided us with the opportunity to continue to grow and enhance our investment portfolio. Under the terms of the Merger, which was approved by the shareholders of both companies at special meetings of the shareholders of each company, we acquired CPA®:12's business on December 1, 2006 and are the surviving company. The total purchase price for CPA®:12 was $540.5 million, which was comprised of 18,470,351 shares of our common stock ($218.9 million based on a value of $11.85 per share), $102.2 million in consideration for CPA®:12 shareholders who redeemed their interests (9,920,039 shares of CPA®:12), $215.4 million in fair value of debt and other liabilities assumed (including our pro rata share of fair value of debt assumed on investments accounted for under the equity method) and transaction costs of $4.1 million. Prior to the Merger, CPA®:12 sold certain of its properties or interests in properties to third parties and to the advisor, which had remaining lease terms of eight years or less and therefore did not meet our investment objectives. As a result of these sales and prior to the Merger, CPA®:12 paid a special distribution to its shareholders of $99.4 million in addition to a distribution of $4.3 million from its operations for the period from October 1, 2006 through November 30, 2006. We also owned a 50% interest in one of these properties, which was sold to a third party in October 2006, and as a result of the sale, we made a special cash distribution of $0.04 per share to our shareholders at the close of the Merger.

Under the terms of the Merger agreement, CPA®:12's shareholders had the right to elect to receive either $10.30 per share in cash or 0.8692 shares of CPA®:14 for each share of CPA®:12 owned as of October 20, 2006. The value of properties acquired and the exchange rates were based in large part on a third party valuation of the properties belonging to CPA®:12 as of December 31, 2005 and were subsequently adjusted to reflect the restructuring of a lease with Starmark Holdings LLC (Note 7) but did not take into account any additional changes in value that may have occurred subsequent to December 31, 2005.

We accounted for the Merger under the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based upon their fair values. The assets acquired primarily consisted of commercial real estate assets net leased to single tenants, lease-related intangible assets, cash, a subordinated interest in a mortgage loan securitization, receivables and deposits. The liabilities assumed primarily consisted of non-recourse debt, accrued interest, accounts payable, security deposits and amounts due to former CPA®:12 shareholders. The amounts due to former CPA®:12 shareholders were paid on December 1, 2006. In addition, the advisor owned 2,134,140 shares of CPA®:12 as of December 1, 2006 and elected to receive $9.9 million in cash and 1,022,800 shares of our stock on consummation of the Merger.

In connection with the Merger, we entered into a $150 million credit facility with Wells Fargo Bank, which we terminated in May 2008 (Note 12). Additionally, the advisor agreed to make available to us a loan of up to $50 million to be funded using the advisor's existing credit line. In connection with the consummation of the Merger on December 1, 2006, we borrowed $24 million from the advisor at an annual interest rate of 8.3% to facilitate the Merger closing. We repaid the loan with interest on December 5, 2006 with proceeds from the credit facility.

On completion of the Merger, CPA®:12 paid the advisor termination and disposition compensation totaling $49.8 million. The advisor has waived any acquisition fees payable after the Merger by us under our advisory agreement with the advisor in respect of the properties being acquired in the Merger and has also waived any disposition fees that may subsequently be payable by us to the advisor upon a sale of such assets. As described in Note 4, we assumed deferred acquisition fees incurred by CPA®:12.

4 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

Pursuant to an advisory agreement between the advisor and us, the advisor performs certain services for us including the identification, evaluation, negotiation, financing, purchase and disposition of investments, our day-to-day management and the performance of certain administrative duties. The advisory agreement between the advisor and us provides that the advisor receive asset management and performance fees, each of which are 1/2 of 1% per annum of average invested assets computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative rate of cash flow from operations of 7% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the option of the advisor. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share as approved by our board of directors. For 2008, 2007 and 2006, the advisor elected to receive its performance fees in restricted shares of our common stock. We incurred base asset management fees of $12.1 million, $12 million and $8.7 million in 2008, 2007 and 2006, respectively, and performance fees in like amounts, both of which are included in Property expense in the consolidated financial statements. As of December 31, 2008, the advisor owned 6,544,187 shares (7.5%) of our common stock.

In connection with structuring and negotiating investments and related mortgage financing on our behalf, the advisory agreement provides for the advisor to earn acquisition fees averaging not more than 4.5%, based on the aggregate costs of investments acquired, of which 2% is deferred and payable in equal annual installments each January over no less than eight years following the first anniversary of the date a property was purchased. Unpaid installments bear interest at an annual rate of 6%. In connection with the Merger, we assumed deferred fees incurred by CPA®:12 totaling $2.7 million that bear interest at an annual rate of 7% and have scheduled installment payments through 2013. Current and deferred acquisition fees were $3.8 million and $3 million, respectively, for investments that were acquired during 2007. No such fees were incurred during 2008 or 2006. Unpaid deferred installments totaled $10.5 million and $14.3 million as of December 31, 2008 and 2007, respectively, and were included in Due to affiliates in the consolidated financial statements. Annual installments of $3.8 million, $4.4 million and $3.5 million in deferred fees were paid in cash to the advisor in January 2008, 2007 and 2006, respectively. During 2008 and 2006, we paid mortgage refinancing fees to the advisor of $0.9 million and $0.3 million, respectively, in connection with the refinancing of mortgages. No such mortgage refinancing fees were paid during 2007.

We also reimburse the advisor for various expenses incurred in connection with its provision of services to us. In addition to reimbursement of third-party expenses paid by the advisor on our behalf (including property-specific costs, professional fees, office expenses and business development expenses), we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations, except that we do not reimburse the advisor for the cost of personnel to the extent such personnel are used in transactions (acquisitions, dispositions and refinancings) for which the advisor receives a transaction fee. We incurred personnel reimbursements of $2.6 million, $3.5 million and $2.7 million in 2008, 2007 and 2006, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceed the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that such excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that such reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

The advisor will be entitled to receive subordinated disposition fees based upon the cumulative proceeds arising from the sale of our assets since our inception, subject to certain conditions and excluding proceeds from the sale of investments acquired in the Merger (Note 3). Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after the shareholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since our inception. The advisor's interest in such disposition fees amounts to $5.1 million at both December 31, 2008 and 2007. Payment of such amount, however, cannot be made until the subordination provisions are met. We have concluded that payment of such disposition fees is probable and all fees from completed property sales have been accrued. Subordinated disposition fees are included in the determination of realized gain or loss on the sale of properties. The obligation for disposition fees is included in Due to affiliates in the consolidated financial statements.

We own interests in entities ranging from 12% to 90%, with the remaining interests generally held by affiliates. We consolidate certain of these investments (Note 2) and account for the remainder under the equity method of accounting (Note 7).

We are a participant in an entity with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of that agreement, rental, occupancy and leasehold improvement costs are allocated among the participants in the entity based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.7 million in both 2008 and 2007 and $0.8 million in 2006. Based on current gross revenues, our current share of future annual minimum lease payments would be $0.6 million through 2016.

In 2006, in connection with the Merger, we borrowed $24 million from our advisor to facilitate the Merger closing. Proceeds from our credit facility subsequently were used to repay the borrowing. We incurred interest expense of less than $0.1 million in connection with this borrowing.

5 | REAL ESTATE

Real estate, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows (in thousands):

	DECEMBER 31, 2008	2007
Land	**$ 231,325**	$ 236,546
Buildings[(a)]	**1,044,450**	1,064,959
Less: Accumulated depreciation	**(188,739)**	(162,374)
	$1,087,036	**$1,139,131**

(a) During 2008, we incurred an impairment charge of $1 million on a domestic property to reduce the property's carrying value to its estimated fair value.

In June 2006, we entered into an agreement with a developer to demolish an existing warehouse facility and redevelop the existing land as part of the construction of a new retail shopping center. In connection with demolishing the property, we recognized a charge to depreciation expense of $3.7 million to fully depreciate the property in June 2006. We defeased the outstanding non-recourse mortgage obligation of $3.9 million upon entering into this transaction. Construction of the center was funded entirely by the developer and was completed in November 2007, at which time we exchanged our redeveloped land for cash proceeds of $1 million and a condominium interest in the newly constructed retail facility with a tenant in place. In connection with this transaction, we recognized a gain on the exchange of $8.5 million.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI — based increases, under non-cancelable operating leases are as follows (in thousands):

YEAR ENDING DECEMBER 31,	
2009	$146,944
2010	144,047
2011	130,134
2012	125,361
2013	125,670
Thereafter through 2024	755,926

Percentage rent revenue for operating leases was less than $0.1 million in 2008. There was no percentage rent revenue for operating leases in 2007 or 2006.

6 | NET INVESTMENT IN DIRECT FINANCING LEASES

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31, 2008	2007
Minimum lease payments receivable	**$ 199,384**	$ 219,468
Unguaranteed residual value	**120,009**	123,675
	319,393	343,143
Less: unearned income	**(194,662)**	(215,085)
	$124,731	**$128,058**

Collins & Aikman Corporation leases six properties from us under a master lease that is characterized as a direct financing lease. In connection with its emergence from bankruptcy protection in October 2007, Collins & Aikman affirmed the master lease for four of these properties and agreed to repurchase the remaining two properties from us. We completed the sale in December 2007 for $10.7 million, net of selling costs, and recognized a gain on the sale of $1.1 million, excluding an impairment charge of $0.3 million recognized during the second quarter of 2007. In connection with this transaction, we defeased $7.9 million of the existing $15.4 million non-recourse mortgage on the six properties and incurred defeasance costs totaling $1.2 million.

We perform a review of our estimate of the residual value of our direct financing leases at least annually in order to determine if there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets. In connection with this review, we recognized impairment charges totaling $0.1 million in 2008 on several domestic properties to reflect the declines in the unguaranteed residual values of these properties.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI — based increases, under non-cancelable direct financing leases are as follows (in thousands):

YEAR ENDING DECEMBER 31,	
2009	$ 15,037
2010	15,238
2011	15,301
2012	15,301
2013	15,443
Thereafter through 2031	123,064

There was no percentage rent revenue for direct financing leases in 2008. Percentage rent revenue for direct financing leases was $0.1 million in both 2007 and 2006.

7 | EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through non-controlling interests in (i) partnerships and limited liability companies in which our ownership interests are 50% or less and we exercise significant influence, and (ii) as tenants-in-common subject to common control. All of the underlying investments are owned with affiliates that have similar investment objectives to ours.

Upon completion of the Merger in December 2006, we acquired interests in several investments in real estate that we account for under the equity method of accounting. We increased our existing ownership interests in several equity investments in real estate to 56% and 67%; however, we continue to account for these properties under the equity method of accounting under the provisions of EITF 04-05, as described in Note 2. We acquired the remaining interests in two existing investments that had previously been accounted for under the equity method of accounting and consolidated these investments from December 1, 2006.

Our ownership interests in our equity investments in real estate and their respective carrying values are presented below (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2008	CARRYING VALUE AT DECEMBER 31, 2008	2007
True Value Company	50%	**$ 31,916**	$32,164
Advanced Micro Devices, Inc.[a]	67%	**29,579**	18,533
Hellweg Die Profi-Baumarkte GmbH & Co. KG[b]	32%	**19,399**	23,852
U-Haul Moving Partners, Inc. and Mercury Partners, LP	12%	**12,992**	13,028
Best Buy Co., Inc.[c]	37%	**12,469**	22,559
The Upper Deck Company[c]	50%	**11,673**	13,430
Starmark Holdings LLC, Life Time Fitness, Inc. and Town Sports International Holdings, Inc.[d]	56%	**10,898**	11,615
Compucom Systems, Inc.	67%	**10,958**	11,788
Del Monte Corporation[c]	50%	**8,135**	8,832
ShopRite Supermarkets, Inc.	45%	**6,696**	6,824
Checkfree Holdings, Inc.	50%	**1,653**	2,053
Sicor, Inc.[e]	50%	**493**	2,005
Dick's Sporting Goods, Inc.[f]	45%	**(517)**	(558)
		$156,344	**$166,125**

(a) In connection with a mortgage refinancing in 2008, we contributed $11.9 million to this venture to pay off an existing non-recourse mortgage loan.

(b) We acquired two related investments in 2007 that are accounted for under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The remaining ownership of these entities is held by our advisor and certain of our affiliates. The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and as such was structured to effectively transfer the economics of ownership to the CPA® REITs while still monetizing the sales value by transferring the legal ownership in the underlying properties over time. In April 2007, we acquired an interest in a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. Concurrently, we also acquired an interest in a second venture (the "lending venture") that made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Under the terms of the note receivable, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments. Our total effective ownership interest in the ventures is 32%. The total cost of the interests in these ventures, which are owned with affiliates, is $446.4 million. In connection with these transactions, the ventures obtained combined non-recourse financing of $378.6 million, having a fixed annual interest rate of 5.5% and a term of 10 years. All dollar amounts are based upon the exchange rate of the Euro at the date of acquisition.

In connection with the acquisition, the property venture agreed to an option agreement that gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price equal to the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase.

Upon exercise of the purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect upon exercise of the respective purchase option or put option to have the loan from the lending venture to the seller repaid by a deemed transfer of cash in amounts necessary to fully satisfy the seller's obligations to the lending venture and the lending venture shall be deemed to have transferred such funds up to the CPA® REITs as if they had recontributed them down into the property venture based on their pro rata ownership. Accordingly, at December 31, 2008 (based on the exchange rate of the Euro), the only additional cash required by us to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor's interest — the aggregate of which would be approximately $2.4 million with our share approximating $0.8 million. In addition, our maximum exposure to loss on these ventures was approximately $20.2 million (inclusive of both our existing investment and the amount to fund our future commitment).

(c) We recognized impairment charges totaling $9.8 million during the fourth quarter of 2008 to reduce three ventures' carrying value to their estimated fair value ($8.6 million — Best Buy Co., Inc; $1.1 million — The Upper Deck Company; $0.1 million — Del Monte Corporation).

(d) Together with an affiliate, we own an interest in a venture that owned fifteen properties formerly leased to Starmark Holdings LLC ("Starmark") under a master lease agreement. We owned a 41% interest in this venture and acquired an additional 15% interest in the venture in the Merger, and account for this investment under the equity method of accounting. Our interest in this investment accounted for $1.6 million, $7.3 million and $(7.8) million of income (loss) from equity investments in real estate for the years ended December 31, 2008, 2007 and 2006, respectively. The loss in 2006 reflects the recognition of impairment charges and prepayment penalties and debt defeasance costs as described below.

In June 2006, the advisor entered into a lease restructuring agreement with Starmark under which six properties under the master lease agreement were re-leased to Life Time Fitness, Inc., a new tenant unaffiliated with Starmark. Life Time agreed to provide a total of $20 million of improvements to these six properties, comprised of a rent abatement to Life Time of $2.3 million, security deposits and prepaid rent released by Starmark totaling $7.7 million and a commitment by Life Time to fund $10 million of improvements in exchange for the transfer to Life Time of four properties formerly leased to Starmark. The $10 million commitment by Life Time is secured by letters of credit totaling $10 million. The venture transferred title of these four properties to Life Time and the venture has no continuing involvement in the transferred properties. No gain or loss was recorded on the transfer of the four properties as the venture had previously written down the four transferred properties to their estimated fair values, as described below. The $20 million of improvements are for the benefit of the venture and will be retained by the venture upon expiration of the lease. An additional property was re-leased to Town Sports International Holdings, Inc., a second new tenant unaffiliated with Starmark, on terms similar to the original lease with Starmark. In December 2006, upon entering into new leases for the venture's four remaining properties, the venture terminated the agreement with Starmark and recognized lease termination income of $8.1 million, comprised of security deposits and prepaid rent from Starmark totaling $7.7 million and the release of real estate tax escrows of $0.4 million. During the fourth quarter of 2007, the venture sold these four properties for $41.4 million, net of selling costs and recognized a gain on the sale of $12.3 million.

In connection with these transactions, the venture recognized impairment charges on this investment during 2006 totaling $25 million, comprised of a charge of $18.7 million to write off intangible assets on properties leased to Starmark and an impairment charge of $6.3 million to reduce the carrying value of the four transferred properties to their estimated fair values.

In April 2006, the venture prepaid/defeased the existing debt of $100.9 million and incurred prepayment penalties and debt defeasance costs totaling $10.1 million. In November 2006, the venture obtained new non-recourse mortgage financing of $80 million on the Life Time properties at a fixed annual interest rate of 5.8% with a 10-year term. In April 2007, the venture obtained new non-recourse mortgage financing of $8 million on the Town Sports property at a fixed annual interest rate of 5.6% and with a 10-year term.

Our share of the effects of the venture's transactions is reflected as part of income from equity investments in our statements of income in the periods described.

(e) Decrease is primarily due to amortization of differences between the fair value of the investment at the date of acquisition of the venture and the carrying value of its net assets at that date.

(f) In January 2007, this venture obtained non-recourse mortgage financing of $23 million and distributed the proceeds to the venture partners. Although we are not obligated to do so, based on the fair value of the property we expect to fund any deficits this venture may incur.

Combined summarized financial information of our interest in venture properties (for the entire entities, not our proportionate share) is presented below (in thousands):

	DECEMBER 31, 2008	2007
Assets	$ 1,685,258	$ 1,803,515
Liabilities	(1,007,937)	(1,113,645)
PARTNERS' AND MEMBERS' EQUITY	**$ 677,321**	**$ 689,870**

		YEARS ENDED DECEMBER 31,	
	2008	2007	2006[a]
Revenue	$157,208	$144,038	$105,543
Expenses	(92,713)	(80,333)	(70,576)
Gain on sale of real estate[b]	—	12,253	74,069
Impairment charge[c]	—	—	(24,978)
NET INCOME	$ 64,495	$75,958	$84,058
OUR SHARE OF NET INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE[d]	$637	$17,089	$27,410

(a) Results for equity investees are presented for the period during which we accounted for the investee under the equity method of accounting (that is, December 1, 2006 through December 31, 2006 for investments acquired during the Merger and January 1, 2006 through November 30, 2006 for the two investments that we consolidated following our acquisition of the remaining interests in the Merger). Results for investments we owned as of January 1, 2006, including those in which we acquired an additional interest in the Merger, are presented for the full year.

(b) Gain on sale of real estate in 2007 reflects gain on the sale of certain properties formerly leased to Starmark as described above.

In June 2006, a venture in which we and an affiliate held 40% and 60% interests, respectively, sold a property in New York for $200 million, net of closing costs, and recognized a gain on the sale of $41.1 million, net of a $10.3 million writeoff of unrecoverable receivables related to future stated rent increases. In connection with the sale, the venture repaid the existing non-recourse mortgage obligation of $81.2 million and incurred a charge for prepayment penalties and related costs totaling $3 million.

In October 2006, a venture through which we and an affiliate held 49.99% and 50.01% interests, respectively, in a property in California, sold the property for $56.4 million, net of closing costs, and recognized a gain on the sale of $14.4 million. The venture also recognized a gain of $18.6 million on the sale of additional properties in which we had no ownership interest. In connection with the sale, the venture repaid the existing non-recourse mortgage obligation of $19.7 million and incurred a charge for prepayment penalties and related costs totaling $1.8 million.

(c) Impairment charge in 2006 reflects impairment charges and the writeoff of intangible assets incurred in connection with the Starmark transaction as described above.

(d) Inclusive of (i) amortization of differences between the fair value of investments acquired in the Merger and the carrying value of the ventures' net assets as of the date of the Merger and (ii) impairment charges as described above.

8 | INTANGIBLES

In connection with our acquisition of properties from CPA®:12 in the Merger, we recorded net lease intangibles of $80.6 million, which are being amortized over periods ranging from 9 to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to revenue. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements. Intangibles are summarized as follows (in thousands):

	DECEMBER 31,	
	2008	2007
Lease intangibles		
In-place lease	$33,420	$ 33,448
Tenant relationship	10,217	10,224
Above-market rent	42,333	42,398
Less: accumulated amortization	(13,093)	(6,717)
	$72,877	$79,353
Below-market rent	$ (5,365)	$ (5,365)
Less: accumulated amortization	286	149
	$ (5,079)	$ (5,216)

Net amortization of intangibles, including the effect of foreign currency translation, was $6.2 million for each of the years ended December 31, 2008 and 2007. Based on the intangibles recorded as of December 31, 2008, scheduled annual net amortization of intangibles for each of the next five years is expected to be $6.2 million.

In connection with a lease termination during 2007, we wrote off intangible assets totaling $1.3 million, comprised of $1 million related to in-place lease, $0.2 million related to tenant relationship and $0.1 million related to above-market rent.

9 | INTEREST IN MORTGAGE LOAN SECURITIZATION

We account for our subordinated interest in the Carey Commercial Mortgage Trust ("CCMT") mortgage securitization as an available-for-sale marketable security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of accumulated other comprehensive income as part of shareholders' equity. In December 2006, we acquired CPA®:12's share of the CCMT at a fair value of $7.3 million upon completion of the Merger. Our interest in CCMT consists of interests in Class IO and Class E certificates. Our interest in the Class IO certificates, which are rated Aaa/AAA by Moody's Investors Service, Inc. and Fitch, Inc., respectively, had a fair value of $1.6 million and $2.4 million as of December 31, 2008 and 2007, respectively. Our interest in the Class E certificates, which are rated between Baa3/BBB— and Caa/CCC by Moody's and Fitch, respectively, had a fair value of $9.8 million and $11.5 million at December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, the total fair value of our interest in CCMT of $11.4 million and $13.9 million, respectively, reflected an aggregate unrealized loss of $0.3 million and an aggregate unrealized gain of $2 million, respectively, and cumulative net amortization of $1.1 million and $0.8 million at December 31, 2008 and 2007, respectively. The fair value of our interest in CCMT is determined using a discounted cash flow model with assumptions of market credit spreads and the credit quality of the underlying lessees.

One key variable in determining the fair value of the subordinated interest is current interest rates. As required by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a sensitivity analysis of the fair value of our interest at December 31, 2008 based on adverse changes in market interest rates of 1% and 2% is as follows (in thousands):

	FAIR VALUE AS OF DECEMBER 31, 2008	1% ADVERSE CHANGE	2% ADVERSE CHANGE
Fair value of our interest in CCMT	**$11,375**	$11,062	$10,760

The above sensitivity analysis is hypothetical and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

10 | DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Our debt had a carrying value of $810.8 million and $847.6 million and a fair value of $791.3 million and $857.8 million at December 31, 2008 and 2007, respectively. Our marketable securities, including our interest in CCMT, had a cost basis of $11.9 million and $12.2 million and a fair value of $11.5 and $14.2 million at December 31, 2008 and 2007, respectively. The fair value of debt instruments was evaluated using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. Our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at December 31, 2008 and 2007.

11 | RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties and related loans as well as marketable equity securities we hold due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are also subject to the risks associated with changing foreign currency exchange rates.

Use of Derivative Financial Instruments

We do not generally use derivative financial instruments to manage foreign currency exchange rate risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. The primary risk related to our use of derivative instruments is the risk that a counterparty to a hedging arrangement could default on its obligation. We seek to mitigate this risk by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be credit worthy. If we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees.

Interest Rate Swaps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with counterparties, which effectively convert the variable rate debt service obligations of the loan to a fixed rate. Our objective in using derivatives is to limit our exposure to interest rate movements. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Interest rate swaps may be designated as cash flow hedges, with changes in fair value included as a component of other comprehensive income in shareholders' equity, or as fair value hedges, with changes in fair value reflected in earnings.

In February 2008, we modified an existing non-recourse mortgage loan of $11.2 million on a domestic property and obtained additional mortgage proceeds of $1.3 million. In connection with the modification, we obtained an interest rate swap designated as a cash flow hedge to effectively convert the existing variable interest rate, which was based on the one-month LIBOR, to a fixed annual interest rate of 5.6%. The interest rate swap matures in March 2018 and has a $1.3 million fair value liability as of December 31, 2008.

In July 2008, we obtained non-recourse mortgage financing on a domestic property of $6.5 million. In connection with this financing, we obtained an interest rate swap designated as a cash flow hedge to effectively convert the existing variable interest rate, which was based on the one-month LIBOR, to a fixed annual interest rate of 6.4%. The interest rate swap matures in July 2018 and has a fair value liability of $0.9 million as of December 31, 2008.

Changes in the fair value of these interest rate swaps are included in Other comprehensive income in shareholders' equity and reflected unrealized losses of $2.3 million for the year ended December 31, 2008.

During 2006, we terminated an interest rate swap agreement that was characterized as a fair value hedge at a cost of $0.1 million following the payment of the remaining $8.7 million balance of the related variable rate non-recourse mortgage obligation. We reversed a cumulative unrealized loss of $0.2 million upon termination of the swap.

Embedded Credit Derivative

In connection with a German transaction in 2007 (Note 7), two ventures in which we have a total effective ownership interest of 32% obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. The venture has the right, at its sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives have a total fair value (not our proportionate share) of $2.1 million and $5.6 million as of December 31, 2008 and 2007, respectively, and generated a total unrealized loss (not our proportionate share) of $3.4 million for the year ended December 31, 2008 and an unrealized gain of $2.7 million for the years ended December 31, 2007. Changes in the fair value of the embedded credit derivatives are recognized by the venture in earnings.

Stock Warrants

We own stock warrants that were granted to us by lessees in connection with structuring the initial lease transactions or were acquired through the Merger. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. As of December 31, 2008 and 2007, warrants issued to us having an aggregate fair value of $1.6 million and $2.6 million, respectively, are included in Other assets, net in the consolidated financial statements.

Included in Gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements are unrealized (losses) gains on common stock warrants of $(1.1) million, $(1.9) million and $2.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The unrealized gains/losses for 2008 include the reversal of unrealized gains totaling $0.7 million recognized in prior years. We reversed these unrealized gains in connection with a tenant's merger transaction during 2008, prior to which it redeemed its outstanding warrants, including ours. In connection with the sale of securities related to this warrant exercise, we received cash proceeds of $0.9 million and realized a gain of $0.9 million, which is included in Gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements. The unrealized losses for 2007 primarily represent the reversal of unrealized gains recognized in 2006, including an out-of-period adjustment of $1 million (Note 2). We reversed these unrealized gains in connection with a tenant's merger transaction during 2007, prior to which it redeemed its outstanding warrants, including ours. In connection with the sale of securities related to this warrant exercise, we received cash proceeds of $2.2 million, net of a $1 million exercise price, and realized a gain of $1.6 million.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, principally in the Euro. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency but are subject to such movements to the extent of the difference between the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash due to jurisdictional restrictions. We may also encounter instances where repatriating cash will result in current or future tax liabilities.

Concentration of Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We regularly monitor our portfolio to assess potential concentrations of credit risk. Except as described below, we believe our portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

The majority of our directly owned real estate properties and related loans are located in the U.S. Our directly owned real estate properties in France are leased to one tenant, Carrefour France, SAS and accounted for 12% of current annualized lease revenue as of December 31, 2008. No other tenant accounted for more than 10% of current annualized lease revenue.

As of December 31, 2008, our directly owned real estate properties contain significant concentrations (10% or more of current annualized lease revenues) in the following asset types: industrial (32%), warehouse/distribution (29%), office (21%) and retail (10%); and in the following tenant industries: retail (25%), electronics (15%) and automotive (11%).

The deterioration in the credit and real estate financing markets that began in the second half of 2007 continued and substantially worsened in 2008, which could affect companies in any industry in the future. Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties for several years, which has resulted in several companies filing for bankruptcy. We currently have five tenants in automotive related industries. These five tenants accounted for lease revenues of $16.4 million, or 10.2% for 2008 and had an aggregate carrying value of $105.4 million as of December 31, 2008. In December 2008, one of these tenants, Special Devices, Inc., who contributed $4.2 million, or 2.6% of our lease revenue for 2008, filed for bankruptcy. Special Devices has not affirmed or rejected its lease with us. Two tenants that had previously operated under bankruptcy protection, Tower Automotive, Inc. and Meridian Automotive Systems, Inc., affirmed their leases with us upon emerging from bankruptcy protection in July 2007 and December 2006, respectively. A fourth tenant, Collins & Aikman Corporation, emerged from bankruptcy protection in October 2007. Collins & Aikman affirmed leases for four of the six properties it leases from us and repurchased the remaining two properties from us in December 2007. To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible additional tenants may file for bankruptcy and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

12 | DEBT

Non-recourse debt consists of mortgage notes payable collateralized by an assignment of real property and direct financing leases with a carrying value of $1.2 billion as of December 31, 2008. Our mortgage notes payable had fixed annual interest rates ranging from 5.5% to 9.4% and variable annual interest rates ranging from 5.2% to 6.5% and maturity dates ranging from 2009 to 2023 as of December 31, 2008.

Scheduled debt principal payments during each of the five years following December 31, 2008 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL DEBT
2009	$ 67,163
2010	85,072
2011	270,709
2012	161,251
2013	9,418
Thereafter through 2023	217,181
TOTAL	**$810,794**

Credit Facility

In November 2006, in connection with the Merger, we entered into a credit facility with Wells Fargo Bank for $150 million. In May 2008, we terminated the credit facility and wrote off unamortized deferred financing costs totaling $0.2 million. No amounts were outstanding on the credit facility at December 31, 2007 or during 2008 through the date of termination.

13 | COMMITMENTS AND CONTINGENCIES

As of December 31, 2008, we were not involved in any material litigation. We note the following:

State Securities Matters

The Maryland Securities Commission, the Arkansas Securities Department and the Alabama Securities Commission have each sought information from Carey Financial, the advisor's wholly-owned broker-dealer subsidiary, and/or CPA®:15 relating to a previously settled SEC investigation described in Note 14. While it is possible that Maryland, Arkansas, Alabama, or another state could commence proceedings against Carey Financial relating to the SEC investigation, WPC has announced that it does not currently expect that any such proceeding, if commenced, would have a material effect on WPC incremental to that caused by the SEC settlement described in Note 14.

14 | ADVISOR SETTLEMENT OF SEC INVESTIGATION

In 2004, following a broker-dealer examination of Carey Financial, the staff of the Securities and Exchange Commission ("SEC") commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 (the "Securities Act") in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. The matters investigated by the staff of the SEC principally included whether, in connection with a public offering of CPA®:15's shares, Carey Financial and its retail distributors sold certain securities without an effective registration statement in violation of Section 5 of the Securities Act.

The investigation was later expanded to include matters relating to compensation arrangements with broker-dealers in connection with other CPA® REITs including us, including principally certain payments, aggregating in excess of $9.6 million, made to a broker-dealer which distributed our shares and the shares of other CPA® REITs, the disclosure of such arrangements and compliance with applicable Financial Industry Regulatory Authority, Inc. (FINRA) requirements. The costs associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the CPA® REITs.

WPC and Carey Financial settled all matters relating to them in connection with the above-described investigations in March 2008. In connection with implementing the settlement, the SEC filed a complaint in federal court alleging violations of certain provisions of the federal securities laws and seeking to enjoin WPC from violating those laws in the future. In its complaint, the SEC alleged violations of Section 5 of the Securities Act , in connection with the offering of shares of CPA®:15, and Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A) and 14(a) of the Securities Exchange Act of 1934, and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 14a-9 thereunder, among others, in connection with the above-described payments to broker-dealers and related disclosures by the CPA® REITs. With respect to Carey Financial, the complaint alleged violations of, and sought to enjoin Carey Financial from violating, Section 5 of the Securities Act. Without admitting or denying the allegations in the SEC's complaint, WPC and Carey Financial consented to the entry of the injunction, which was entered by the court in a Final Judgment in March 2008. Pursuant to the Final Judgment, WPC caused aggregate "disgorgement" payments of $20 million, including interest, to be made to us and another affected CPA® REIT. Our portion of these payments was approximately $10.9 million and is reflected in our earnings for the 2008 fiscal year. WPC also paid a $10 million civil monetary penalty, no portion of which we received.

The SEC's complaint also alleged violations of certain provisions of the federal securities laws by our advisor's employees John Park, who was formerly WPC's and our Chief Financial Officer, and Claude Fernandez, who was formerly WPC's and our Chief Accounting Officer. Messrs. Park and Fernandez have separately settled the charges against them. The terms of such settlement agreements are not expected to have a material effect on WPC or us.

15 | SHAREHOLDERS' EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. For the three years ended December 31, 2008, 2007 and 2006, distributions per share reported for tax purposes were as follows:

	2008	2007	2006
Ordinary income	**$0.69**	$0.43	$0.31
Capital gains	**0.07**	0.25	0.44
	0.76	0.68	0.75
Spillover distribution[(a)]	**0.02**	0.10	0.02
	$0.78	**$0.78**	**$0.77**

(a) For 2008, this portion of the distribution is not taxable to shareholders until 2009; therefore, its taxability and classification will be determined in 2008. For 2007 and 2006, this portion of the distribution was paid and taxed to shareholders in 2008 and 2007 as ordinary income ($0.06 and $0.01) and long-term capital gain ($0.04 and $0.01).

We declared a quarterly distribution of $0.1971 per share in December 2008, which was paid in January 2009 to shareholders of record as of December 31, 2008.

Amounts in the table above exclude a special distribution of $0.45 per share that was paid in July 2006 to shareholders of record as of June 30, 2006 and a special distribution of $0.04 per share that was paid in January 2007 to shareholders of record as of November 30, 2006. These special distributions were approved by our board of directors in connection with the dispositions of certain investments in real estate during 2006.

Accumulated Other Comprehensive Income

As of December 31, 2008 and 2007, Accumulated other comprehensive income reflected in our shareholders' equity is comprised of the following (in thousands):

	2008	2007
Unrealized (loss) gain on marketable securities	**$(1,229)**	$ 1,156
Unrealized loss on derivative instruments	**(2,256)**	—
Foreign currency translation adjustment	**7,912**	16,918
ACCUMULATED OTHER COMPREHENSIVE INCOME	**$ 4,427**	**$18,074**

16 | INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax.

We conduct business in the various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. The tax provision for 2007 included $0.4 million in expenses that related to the years ended December 31, 2003 — 2006 that had not previously been accrued (Note 2).

We adopted FIN 48 on January 1, 2007. As a result of the implementation, we recognized a $0.1 million increase to reserves for uncertain tax positions. This increase in reserves was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet. Including the cumulative effect increase, at the beginning of 2007, we had $0.1 million of total gross unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2008	2007
Balance at January 1,	**$ 106**	$ 75
Additions based on tax positions related to the current year	**15**	21
Additions for tax positions of prior years	**—**	80
Reductions for tax positions of prior years	**—**	(70)
Settlements	**—**	—
Reductions for expiration of statute of limitations	**(11)**	—
BALANCE AT DECEMBER 31,	**$110**	**$106**

At December 31, 2008, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2008, we had $0.01 million of accrued interest related to uncertain tax positions.

During the next year, we currently expect the liability for uncertain taxes to increase on a similar basis to the additions that occurred in 2008. We or our subsidiaries file income tax returns in state and foreign jurisdictions. Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2002-2008 remain open to examination by the major taxing jurisdictions to which we are subject.

17 | DISCONTINUED OPERATIONS

Tenants from time to time may vacate space due to lease buy-outs, elections not to renew, company insolvencies or lease rejections in the bankruptcy process. In such cases, we assess whether the highest value is obtained from re-leasing or selling the property. In addition, in certain cases, we may elect to sell a property that is occupied if it is considered advantageous to do so. When it is determined that the relevant criteria have been met in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the asset is reclassified as an asset held for sale.

2008 — We sold two properties for a total of $14.9 million, net of selling costs, and recognized a net gain on the sale of $0.5 million. In connection with the sale of one of these properties, we prepaid the existing non-recourse mortgage loan of $6.5 million and incurred prepayment penalties of $0.3 million.

2007 — We sold a domestic property for a total of $35.7 million, net of selling costs and recognized a net gain on the sale of $7.8 million. In connection with the sale, we defeased the existing non-recourse mortgage loans on the property of $12.1 million and incurred defeasance charges of $0.9 million.

2006 — We sold two properties located in Minnesota and Indiana for a total of $37.6 million, net of selling costs and recognized a net gain on the sale of $13.2 million, exclusive of impairment charges totaling $3.8 million previously recognized against the Indiana property. In connection with the sale, we prepaid the existing non-recourse mortgage loan on the Minnesota property of $11.6 million and incurred prepayment penalties of $1.6 million.

In accordance with SFAS 144, the results of operations for properties held for sale or disposed of are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2008	2007	2006
Revenues	**$ 1,358**	$ 3,874	$ 2,814
Expenses	**(1,004)**	(3,537)	(3,806)
Gain on sale of real estate, net	**524**	7,780	13,182
INCOME FROM DISCONTINUED OPERATIONS	**$ 878**	**$ 8,117**	**$ 12,190**

18 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership with domestic and foreign investments.

Geographic information for the real estate ownership segment is as follows (in thousands):

2008	DOMESTIC	FOREIGN[(a)]	TOTAL COMPANY
Revenues	$ 136,058	$ 30,981	**$ 167,039**
Total long-lived assets[(b)]	1,144,992	223,119	**1,368,111**

2007	DOMESTIC	FOREIGN[(a)]	TOTAL COMPANY
Revenues	$ 137,336	$ 26,586	**$ 163,922**
Total long-lived assets[(b)]	1,189,988	243,326	**1,433,314**

2006	DOMESTIC	FOREIGN[(a)]	TOTAL COMPANY
Revenues	$ 109,912	$ 23,470	**$ 133,382**
Total long-lived assets[(b)]	1,300,717	191,098	**1,491,815**

(a) Consists of operations in the United Kingdom, France, Finland and the Netherlands and, in 2008 and 2007, in Germany.

(b) Consists of real estate, net; net investment in direct financing leases and equity investments in real estate.

19 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	THREE MONTHS ENDED MARCH 31, 2008	JUNE 30, 2008	SEPTEMBER 30, 2008	DECEMBER 31, 2008
Revenues[a]	$ 41,571	$ 41,933	$ 40,395	$ 43,140
Operating expenses[a]	(18,708)	(19,347)	(17,343)	(19,876)
Net income[b]	22,187	10,224	9,613	3,140
Earnings per share	0.25	0.12	0.11	0.03
Distributions declared per share	0.1954	0.1959	0.1964	0.1971

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	THREE MONTHS ENDED MARCH 31, 2007	JUNE 30, 2007	SEPTEMBER 30, 2007	DECEMBER 31, 2007
Revenues[a]	$ 39,357	$ 40,460	$ 41,909	$ 42,196
Operating expenses[a]	(17,232)	(18,572)	(19,312)	(17,054)
Net income[c] [d]	8,741	8,758	15,510	31,381
Earnings per share	0.10	0.10	0.18	0.35
Distributions declared per share	0.1934	0.1939	0.1944	0.1949

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 17).

(b) Net income for the fourth quarter of 2008 included impairment charges totaling $9.8 million to reduce three ventures' carrying value to their estimated fair value.

(c) Includes impact of out-of-period adjustment in the periods ended March 31, 2007 and September 30, 2007 (Note 2).

(d) Net income for the fourth quarter of 2007 includes gains on the sale of real estate of $9.5 million and $7.8 million, which are included in Income from continuing operations and Income from discontinued operations, respectively.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 14, Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2008, including the financial statements and schedules.

Corporate Information

MANAGEMENT

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Edward V. LaPuma
President

Mark J. DeCesaris
Managing Director, Acting Chief Financial Officer and Chief Administrative Officer

Benjamin P. Harris
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

John D. Miller
Chief Investment Officer

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Jason E. Fox
Executive Director – Investments

Jeffrey S. Lefleur
Executive Director – Investments

Thomas Ridings
Executive Director and Chief Accounting Officer

Kristin Chung
Senior Vice President and Controller

Christopher E. Franklin
Senior Vice President

Paul Marcotrigiano
Senior Vice President and Associate General Counsel

Donna M. Neiley
Senior Vice President – Asset Management

Richard J. Paley
Senior Vice President and Associate General Counsel

Gagan S. Singh
Senior Vice President – Finance

Jiwei Yuan
Senior Vice President – Finance

Kathleen M. Barthmaier
Director – Investments

Greg Butchart
Director – International Asset Management

Chad Edmonson
Director – Investments

Holly Mauro
Director – Asset Management

Darren Postel
Director – Asset Management

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Trevor P. Bond
Member; Managing Member of Maidstone Investment Co., LLC

Axel K.A. Hansing
Member; Senior Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Dr. Lawrence R. Klein
Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Member; Chairman, Loan Star Germany GmbH

DIRECTORS

Wm. Polk Carey
Chairman of the Board

James D. Price
Lead Director, Chairman of the Audit Committee; President, Price & Marshall, Inc.

Dr. Marshall E. Blume
Director, Rodney L. White Center for Financial Research, University of Pennsylvania

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 14 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 10, 2009 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA14.com

E-MAIL

CPA14@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

CPA®:14

Corporate Property Associates 14
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa14@wpcarey.com
www.cpa14.com

The paper and printer used in the production of the CPA®:14 2008 Annual Report are all certified to Forest Stewardship Council (FSC) standards, which provide environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

By using postconsumer recycled fiber in lieu of virgin fiber:

- 9 trees were preserved for the future
- 27 lbs of waterborne waste were not created
- 3,915 gallons of wastewater flow were saved
- 433 lbs of solid waste were not generated
- 853 lbs net of greenhouse gases were prevented
- 6,528,000 BTUs of energy were not consumed